     As filed with the Securities and Exchange Commission on June 12, 1996.

                                                       Registration No. 333-3183
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 2
                                       TO
                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------
                               LABOR READY, INC.
             (Exact name of registrant as specified in its Charter)

             WASHINGTON                             7360                            91-1287341
     (State of Incorporation or         (Primary Standard Industrial       (IRS Employer Identification
           Organization)                Classification Code Number)                   Number)

                 2156 PACIFIC AVENUE, TACOMA, WASHINGTON 98402
                                 (206) 383-9101
   (Address including zip code, and telephone number, including area code, of registrant's principal executive offices)

        RALPH E. PETERSON, 2156 PACIFIC AVENUE, TACOMA, WASHINGTON 98402
                                 (206) 383-9101
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------
                                 WITH COPIES TO

       MARK R. BEATTY, ESQ.              MICHAEL M. FLEMING, ESQ.        WILLIAM E. VAN VALKENBERG, ESQ.
       GARY J. KOCHER, ESQ.              RYAN SWANSON & CLEVELAND            BRADLEY B. FURBER, ESQ.
      PRESTON GATES & ELLIS           1201 THIRD AVENUE, SUITE 3400         VAN VALKENBERG FURBER LAW
   701 FIFTH AVENUE, SUITE 5000             SEATTLE, WA 98101                     GROUP P.L.L.C.
        SEATTLE, WA 98104               TELEPHONE: (206) 464-4224         1325 FOURTH AVENUE, SUITE 940
    TELEPHONE: (206) 623-7580                                                   SEATTLE, WA 98101
                                                                            TELEPHONE: (206) 464-0637

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.
                            ------------------------

    If the only securities being registered on this form are being offered pursuant to a dividend or interest reinvestment plan, please check the following box: / /

    If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------


                        CALCULATION OF REGISTRATION FEE



                                                                   PROPOSED        PROPOSED
                                                                   MAXIMUM         MAXIMUM
                                                                  AGGREGATE       AGGREGATE       AMOUNT OF
                                                AMOUNT TO BE      PRICE PER        OFFERING      REGISTRATION
      TITLE OF SHARES TO BE REGISTERED         REGISTERED (1)     SHARE (2)       PRICE (2)        FEE (3)
Common Stock, no par value..................  1,495,000 shares      $25.50       $38,122,500       $13,146



(1) Includes 195,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any.


(2) The proposed maximum price per share and the proposed maximum aggregate offering price is based on the average of the bid and asked prices of the Company's Common Stock on the OTC Bulletin Board on April 26, 1996, calculated in accordance with rule 457(c) under the Securities Act of 1933.


(3) $9,716 of the registration fee has been paid previously.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   Subject to Completion, Dated June 12, 1996



                                1,300,000 SHARES


                               [LABOR READY LOGO]

                                  COMMON STOCK


    All of the 1,300,000 shares of Common Stock offered hereby are being sold by Labor Ready, Inc. ("Labor Ready" or the "Company"). The Common Stock is currently traded on the OTC Bulletin Board under the symbol LBOR. On June 11, 1996, the closing bid price of the Common Stock was $26.00 per share. See "Price Range of Common Stock and Dividend Policy." The Common Stock has been approved for quotation on the Nasdaq National Market upon commencement of this offering under the symbol "LBOR."


   THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
               FACTORS" COMMENCING ON PAGE 6 OF THIS PROSPECTUS.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                 COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
                 COMMISSION OR ANY STATE SECURITIES COMMISSION
                  PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                     PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                        PRICE TO     UNDERWRITING    PROCEEDS TO
                         PUBLIC      DISCOUNT (1)    COMPANY (2)
- -----------------------------------------------------------------
Per Share...........        $              $              $
- -----------------------------------------------------------------
Total(3)............        $              $              $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the several underwriters.

(2) Before deducting expenses payable by the Company, estimated at $564,000.


(3) The Company has granted the Underwriters a 45-day option to purchase up to an additional 195,000 shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full,
    the Price to Public will total  $        , Underwriting Discount will  total
    $            , and  the  Proceeds to  Company will  total  $           . See
    "Underwriting."


    The shares of Common Stock are offered by the several Underwriters named herein subject to receipt and acceptance by them and subject to their rights to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefore at the office of Van Kasper & Company, San Francisco, California on or about June
  , 1996.

                              VAN KASPER & COMPANY

                                 JUNE   , 1996

                                     [LOGO]

                            ------------------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET OR OTHERWISE. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                     [MAP OF LABOR READY DISPATCH OFFICES]

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS" AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. EXCEPT AS OTHERWISE NOTED, (I) ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION AND HAS BEEN ADJUSTED TO REFLECT ALL STOCK SPLITS DURING THE PERIODS PRESENTED AND (II) REFERENCES TO THE "COMPANY" OR "LABOR READY" ARE TO THE CONSOLIDATED OPERATIONS OF LABOR READY, INC. AND ITS SUBSIDIARIES.

                                  THE COMPANY

    Labor Ready, Inc. ("Labor Ready" or the "Company") is a leading, national provider of temporary workers for manual labor jobs. The Company's customers are primarily in the construction, freight handling, warehousing, landscaping, light manufacturing, and other light industrial businesses. These businesses require workers for lifting, hauling, cleaning, assembling, digging, painting and other types of manual work. The Company has rapidly grown from eight Company-owned dispatch offices in 1991 to 146 Company-owned dispatch offices at May 1, 1996. Substantially all of the growth in dispatch offices was achieved by opening locations rather than through acquisitions. The Company's revenues grew from $6.0 million to $94.4 million from 1991 through 1995. This revenue growth has been generated both by opening new dispatch offices and by continuing to increase sales at existing dispatch offices. In 1995, the average cost to open a new dispatch office was approximately $35,000 and dispatch offices opened in 1995 typically generated revenues sufficient to cover their operating costs in two to six months. In 1995, the average annual revenue per dispatch office open for more than a full year was $1.3 million.

    The Company's expansion strategy is to open dispatch offices in every metropolitan area in the United States and to continue to increase its market penetration in markets it presently serves. The Company currently anticipates opening approximately 94 dispatch offices in 1996, of which 40 have already been opened, and 100 dispatch offices in 1997. The Company uses its branch locations as traditional "dispatch offices" where workers (and prospective workers) meet to complete required documentation, receive work assignments, arrange transportation to and from the job site, and are paid at the end of each work day. The Company has standardized the operation, general design, staffing and equipment of the dispatch offices and has typically opened new dispatch offices in four to six weeks after identifying and securing a lease for a specific site. Dispatch office leases generally permit the Company to terminate on 30 days notice and upon payment of three months rent.

    The Company's objective is to become the leading provider of temporary workers for manual labor in the United States by emphasizing responsiveness and overall quality of service to customers. To achieve that objective, the Company opens its offices no later than 5:30 a.m., provides workers on short notice (often the same day as requested), and offers a "satisfaction guaranteed" policy. The Company attracts its workers by treating them with respect and through attractive employment policies. Most workers find the Company's "Work Today, Paid Today" policy appealing and arrive at the dispatch office early in the morning motivated to put in a good day's work and receive a paycheck at the end of the day.

    The Company relies on its general managers to conduct the overall operations and sales and marketing at its dispatch offices. In addition to managing the recruitment and daily dispatch of temporary workers, each general manager is responsible for customer service and managing the dispatch office's sales efforts, including identifying and soliciting local businesses likely to have a need for temporary manual workers. At the corporate level, the Company is currently developing and implementing coordinated sales and marketing strategies, which include the development of national accounts, the dissemination of information on local construction activity and the implementation of advertising campaigns in targeted markets prior to new dispatch office openings.

    The temporary staffing industry has grown rapidly in recent years as companies have used temporary employees to control personnel costs and to meet fluctuating personnel needs. According to the National Association of Temporary Staffing Services ("NATSS"), the United States market for the industrial segment of the temporary staffing marketplace (which includes the light industrial market that the Company serves) grew at a compound annual growth rate of approximately 25% from approximately $5.0 billion in 1991 to approximately $12.3 billion in 1995. The Company believes the temporary staffing industry is highly fragmented and presents opportunities for larger, well capitalized companies that can effectively manage workers' compensation costs and develop information systems to efficiently process the high volume of transactions and accurately coordinate multi-location activities.

    The Company is a Washington corporation which was incorporated in 1985. The Company's principal executive offices are located at 2156 Pacific Avenue, Tacoma, Washington 98402, and its telephone number is (206) 383-9101.

                                  THE OFFERING


Common Stock offered..............  1,300,000 Shares
Common Stock to be outstanding
after the offering (1)............  7,366,633 Shares
Use of proceeds...................  To  fund  the opening  of  new dispatch  offices through
                                    1997,  purchase  of  an   office  building  in   Tacoma,
                                    Washington,  payment of short-term  debt and for working
                                    capital and other general  corporate purposes. See  "Use
                                    of Proceeds."
Nasdaq National
Market symbol.....................  LBOR


               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                        THREE MONTHS
                                                                                                           ENDED
                                                            YEAR ENDED DECEMBER 31,                      MARCH 31,
                                             -----------------------------------------------------  --------------------
                                               1991       1992       1993       1994       1995     1995 (2)   1996 (2)
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
Revenues from services.....................  $   6,020  $   8,424  $  15,659  $  38,951  $  94,362  $  12,618  $  26,094
Gross profit...............................      1,189      1,939      3,258      8,238     17,719      2,123      3,886
Income (loss) before taxes on income.......       (715)        86        253      1,188      3,214       (536)    (1,049)
Net income (loss)..........................       (715)       159        269        852      2,062       (354)      (685)
Earnings per common share:
  Income (loss) before extraordinary item..  $   (0.26) $    0.06  $    0.06  $    0.19  $    0.35  $    (.07) $    (.12)
  Extraordinary item.......................         --         --       0.01         --         --         --         --
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income (loss)........................  $   (0.26) $    0.06  $    0.07  $    0.19  $    0.35  $    (.07) $    (.12)
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
Weighted average shares outstanding........      2,721      2,702      3,668      4,363      5,795      5,097      5,949
OPERATING DATA:
Revenues from dispatch offices open for
 full period...............................  $   4,614  $   8,230  $  12,960  $  27,311  $  65,798  $  11,966  $  25,585
Revenues from dispatch offices opened
 during period.............................  $     963  $     194  $   2,699  $  11,640  $  28,310  $     652  $     509
Dispatch offices open at period end........          8         10         17         51        106         68        127

- ------------------------

(1) Excludes (i) 831,768 shares of Common Stock issuable upon exercise of outstanding stock options and warrants as of May 1, 1996 at a weighted average exercise price of $11.44 per share and (ii) 500,000 shares reserved for future grants under the Company's stock option and purchase plans.

(2) The information for the quarters ended March 31, 1995 and 1996 is unaudited but includes all adjustments, consisting only of normal recurring adjustments, that management considers necessary to fairly present such information. The results for the three months ended March 31, 1996 are not necessarily indicative of the results to be expected for the full year ending December 31, 1996.

    The following tables present the Company's revenues from services, net income (loss) and certain operating data for each calendar quarter since March 31, 1994. The information for each of the quarterly periods is unaudited but includes all adjustments, consisting only of normal recurring adjustments, that managment considers necessary to fairly present such information.

                                                                MARCH 31,   JUNE 30,   SEPTEMBER 30,  DECEMBER 31,
                                                                  1994        1994         1994           1994
                                                               -----------  ---------  -------------  ------------
Revenues from services.......................................   $   5,217   $   8,318    $  12,100     $   13,316
Net income (loss)............................................        (135)        327          422            238
Dispatch offices open at period end..........................          27          34           44             51
Earnings (loss) per common share.............................   $   (0.04)  $    0.09    $    0.10     $     0.04

                                                                MARCH 31,   JUNE 30,   SEPTEMBER 30,  DECEMBER 31,
                                                                  1995        1995         1995           1995
                                                               -----------  ---------  -------------  ------------
Revenues from services.......................................   $  12,618   $  19,750    $  30,873     $   31,121
Net income (loss)............................................        (354)        391        1,471            554
Dispatch offices open at period end..........................          68          96          104            106
Earnings (loss) per common share.............................   $   (0.07)  $    0.07    $    0.24     $     0.09

                                                                MARCH 31,
                                                                  1996
                                                               -----------
Revenues from services.......................................   $  26,094
Net income (loss)............................................        (685)
Dispatch offices open at period end..........................         127
Earnings (loss) per common share.............................   $   (0.12)


                                                                               MARCH 31,
                                                                                1996(1)
                                                             DECEMBER    ----------------------
                                                                31,                     AS
CONSOLIDATED BALANCE SHEET DATA:                               1995       ACTUAL    ADJUSTED(2)
                                                            -----------  ---------  -----------
Current assets............................................   $  20,730   $  18,220   $  46,067
Total assets..............................................      26,182      25,112      52,959
Current liabilities.......................................       7,956       7,180       7,180
Long-term liabilities.....................................       9,695       9,729       9,729
Total liabilities.........................................      17,650      16,908      16,908
Shareholders' equity......................................       8,532       8,204      36,051
Working capital...........................................      12,774      11,040      38,887


- ------------------------
(1) The information at March 31, 1996 is unaudited but includes all adjustments, consisting only of normal recurring adjustments, that management considers necessary to fairly present such information.


(2) Adjusted to give effect to the sale of 1,300,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $23.50 per share, and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

    PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH BELOW, IN ADDITION TO THE OTHER INFORMATION CONTAINED AND INCORPORATED IN THIS PROSPECTUS, IN EVALUATING AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

ABILITY TO ACHIEVE AND MANAGE GROWTH

    The Company's ambitious growth plans are subject to numerous and substantial risks. The Company's ability to continue its growth and profitability will depend on a number of factors, including the ability of the Company to attract and retain sufficient qualified managerial personnel to supervise multiple dispatch offices and to manage individual dispatch offices, the availability of temporary workers in each new location to fill the needs of customers, existing and emerging competition, collection of accounts receivable, and the availability of working capital to support anticipated growth. Labor Ready must continually adapt its management structure and internal control systems as the Company continues its rapid growth. There can be no assurances that the Company will be able to enter new markets through the opening of new dispatch offices or successfully manage the costs of opening and operating new dispatch offices. Any inability to achieve and manage the Company's ambitious growth plans could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Company Strategy" and "-- Dispatch Office Expansion."

DEPENDENCE UPON KEY PERSONNEL

    The Company's success depends to a significant extent upon the continued service of Glenn A. Welstad, its Chairman, President and Chief Executive Officer, and other members of the Company's executive management. The loss of any key executive could have a material adverse effect upon the Company's business, financial condition, and results of operations. Furthermore, the Company's future performance depends on its ability to identify, recruit, motivate, and retain key management personnel, including general managers, district managers, area directors, and other personnel. The failure to attract and retain key management personnel could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management."

GOVERNMENT REGULATIONS, INCREASED EMPLOYEE COSTS AND WORKERS' COMPENSATION

    The Company is required to comply with all applicable federal and state laws and regulations relating to employment, including occupational safety and health provisions, wage and hour requirements, including payment of state and federal minimum wages, and workers' compensation and unemployment insurance. Costs and expenses related to these requirements are the Company's second largest expense and may increase as a result of, among other things, changes in federal or state laws or regulations requiring employers to provide specified benefits to employees (such as medical insurance), or increases in the minimum wage or the level of existing benefits, increased levels of unemployment, or the lengthening of periods for which unemployment benefits are available. Furthermore, workers' compensation expenses and the related liability accrual are based on the Company's actual claims experience in each respective state. The Company's management and safety programs attempt to minimize workers' compensation claims, but significant claims could require payment of substantial benefits. There can be no assurance that the Company will be able to increase fees charged to its customers to offset any increased costs and expenses, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Operations" and "-- Government Regulations."

ADEQUACY OF WORKERS' COMPENSATION ARRANGEMENTS

    The Company maintains workers' compensation insurance, as required by state laws. The Company is required to pay premiums or contributions based on its business classification, and actual workers' compensation claims experience over time. In those states where private insurance is not allowed, the Company purchases its insurance through state workers' compensation funds. In all other states the Company provides coverage through an insurance company licensed to do business in those states. The Company's insurance policy provides for deductible amounts of $250,000 per claim and for 1995 a deductible for aggregate claims of $5.4 million. The Company deposits amounts based on its claims experience for those deductible amounts with an off-shore insurance company to pay claims not covered by its insurance policy. There can be no assurance that the Company's premiums will not increase substantially or that actual workers' compensation obligations will not substantially exceed the premium deposited with the off-shore insurance company. See "Business -- Operations."

RELIANCE ON AND ABILITY TO ATTRACT, DEVELOP AND RETAIN QUALIFIED DISPATCH OFFICE MANAGERS

    The Company relies significantly on the performance and productivity of its dispatch office general managers. Each general manager has primary responsibility for managing the operations of the dispatch office, including recruiting temporary workers, daily dispatch of temporary workers and collecting accounts receivable. In addition, each general manager has primary responsibility for customer service and the dispatch office's sales efforts including identifying and soliciting area businesses likely to have a need for temporary manual workers. The Company is highly dependent on its ability to hire, train and retain qualified general managers and the available pool of qualified candidates is limited. Prior to joining the Company, the typical general manager has little or no prior experience in the temporary employment industry. The Company commits substantial resources to the training, development and operational support of its general managers. In 1995, due to turnover, attrition or termination, the Company replaced approximately 26% of its general managers. There can be no assurance that the Company will be able to continue to recruit, train and retain qualified general managers; any failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Dispatch Office Expansion" and "-- Operations."

COMPETITIVE MARKET

    The temporary services industry is highly fragmented and highly competitive, with limited barriers to entry. A large percentage of temporary staffing companies are local operations with fewer than five offices. Within local or regional markets, these firms actively compete with the Company for business. There are several very large full-service and specialized temporary labor companies competing in national, regional and local markets, many of which have not aggressively expanded into the Company's market segment. Many of these competitors have substantially greater financial and marketing resources than those of the Company and may decide to expand their existing activities into the Company's market segment at any time. Price competition in the staffing industry is intense, particularly for provision of light industrial personnel, and pricing pressure from both competitors and customers is increasing. The Company expects that the level of competition will remain high or increase in the future. Competition, particularly from companies with greater financial and marketing resources than the Company, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competition."

RELIANCE ON INFORMATION PROCESSING SYSTEMS

    The Company's business depends upon its ability to store, retrieve, process and manage significant amounts of information. The Company's management information systems, including servers, networks, databases, backup and other systems essential for communication with dispatch offices, are located and maintained in the Company's Tacoma, Washington headquarters. Interruption, impairment of data integrity, loss of stored data, breakdown or malfunction of the Company's information processing systems caused by telecommunications failure, conversion difficulties, undetected data input and transfer errors, unauthorized access, viruses, natural disasters, electrical power outage or disruption, or other events could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business
- -- Operations."

INDUSTRY RISKS

    Temporary staffing companies employ and place people in the workplaces of their customers. Attendant risks of the industry include possible claims of discrimination and harassment, employment of illegal aliens, violations of occupational, health and safety, or wage and hour laws and regulations, errors and omissions of its temporary employees, misappropriation of funds or property, other criminal activity or torts and other similar claims. Temporary staffing companies also are affected by fluctuations and interruptions in the business of their customers which could have a material adverse effect on their business, financial condition and results of operations. The temporary staffing industry may be adversely affected if Congress or state legislatures mandate specified benefits for temporary employees or otherwise impose costs and expenses on employers that increase the cost or lessen the attraction of using temporary workers. See "Business -- Operations" and "-- Government Regulations."

LIABILITY FOR ACTS OF TEMPORARY WORKERS

    The Company may be held responsible for the actions at a jobsite of workers not under the Company's direct control. Although the Company historically has not experienced significant claims or losses due to these issues, there can be no assurance that the Company will not experience such claims or losses in the future or that the Company's insurance, if any, will provide coverage or be sufficient in amount or scope to cover any such liability. The Company seeks to reduce any liability for the acts or omissions of its temporary workers by specifying in its contracts with customers that the customers are responsible for all actions or omissions of the temporary workers. There can be no assurance that the terms of the contracts will be enforceable or that, if enforceable, they would be sufficient to preclude Company liability as a result of the actions of its temporary personnel or that insurance coverage will be available or adequate in amount to cover any such liability. If the Company is found liable for the actions or omissions of its temporary workers and adequate insurance coverage is not available, the Company's business, financial condition and results of operations could be materially and adversely affected. See "Business -- Operations."

LIMITED WORKING CAPITAL; ACCOUNTS RECEIVABLE

    In 1995, the Company incurred costs of approximately $2.0 million to open 57 new dispatch offices (an average of approximately $35,000 per dispatch office). Once open, the Company invests significant amounts of additional cash into the operations of new dispatch offices until they begin to generate sufficient revenue to cover their operating costs, generally in two to six months. Further, the Company pays its temporary personnel on a daily basis, and bills its customers on a weekly basis. The average collection cycle for 1995 was approximately 37 days. Consequently, the Company experiences significant negative cash flow from operations and investment activities during periods of high growth which also adversely impacts the Company's overall profitability. At March 31, 1996, the Company had $2.2 million accounts receivable more than 90 days past due. The Company expects to continue to experience periods of negative cash flow from operations and investment activities, and expects to require additional sources of capital in order to continue to grow. No assurances can be given that such capital will be available on acceptable terms. If adequate sources of working capital are not available, the Company's anticipated growth may not be realized, thereby adversely impacting the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

EFFECT OF ECONOMIC FLUCTUATIONS

    Demand for the Company's services may be significantly affected by the general level of economic activity and unemployment in the United States and specifically within the construction and light industrial trades. However, as economic activity increases, such as in recent years, temporary employees are often added to the work force before regular employees are hired. As economic activity slows, many companies reduce their use of temporary employees before laying off regular employees. In addition, the Company may experience heightened levels of competitive pricing pressure during such periods of economic downturn. World-wide economic conditions and U.S. trade policies also impact demand for the Company's services. No assurances can be given that the Company will benefit from increases in general economic activity in the U.S. or that the Company's rapid expansion will continue. A slow-down in general economic activity within the construction and light industrial trades could have a material adverse effect on the Company's business, financial condition and results of operations. Depending upon location, new dispatch offices initially target the construction industry for potential customers. As dispatch offices mature, the customer base broadens and the mix of work diversifies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Operating Results."

SEASONALITY OF BUSINESS OPERATIONS; INCLEMENT WEATHER

    Many of the Company's customers are construction and landscaping businesses that are significantly affected by the weather. Construction and landscaping businesses and, to a lesser degree, other customer businesses typically increase activity in spring, summer and early fall months and decrease activity in late fall and winter months. Inclement weather can slow construction and landscaping activities during such periods. The Company has generally experienced a significant increase in temporary labor demand in the spring, summer and early fall months, and lower demand in the late fall and winter months. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Operating Results" and "-- Liquidity and Capital Resources."

LIMITED OPERATING HISTORY FOR DISPATCH OFFICES

    The Company has experienced significant growth over the past few years, primarily as result of opening new dispatch offices. Over half of the Company's dispatch offices have been open for less than one year. As a result, there is no assurance that the newer dispatch offices will grow at the rates achieved at other dispatch offices or that newer dispatch offices will achieve profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "-- Liquidity and Capital Resources."

DEPENDENCE ON AVAILABILITY OF TEMPORARY WORKERS

    The Company must continually attract reliable temporary workers in order to meet customer needs. The Company competes for such workers with other temporary personnel companies, as well as actual and potential customers, some of which seek to fill positions with either regular or temporary employees. In addition, the Company's temporary workers sometimes become regular employees of the Company's customers. From time to time, during peak periods, the Company experiences shortages of available temporary workers. The failure to attract reliable temporary workers would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "Business -- Operations."

CONTROL BY OFFICERS AND DIRECTORS


    The Company's officers and directors and their affiliates will, in the aggregate, control 17.9% of the Common Stock and 68.1% of the Company's Series A Preferred Stock, $0.667 par value (the "Preferred Stock"), which represent in the aggregate 25.3% of the voting power of the capital stock of the Company, upon completion of this offering. As a result, in certain circumstances, these shareholders, acting together, may be able to determine matters requiring approval of the shareholders of the Company, including the election of the Company's directors, or, voting as a separate class, they may delay, defer, or prevent a change in control of the Company. In addition, holders of the Company's subordinated debt have the contractual right to nominate one person for election as a director. See "Management's Discussion and Analysis of
Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Management," "Principal Shareholders" and "Description of Securities."


VOLATILITY OF STOCK PRICE

    The price of the Company's Common Stock has been, and is likely to continue to be, highly volatile. The market price of the Common Stock has fluctuated substantially in recent periods. Future announcements concerning the Company or its competitors, quarterly variations in operating results, introduction or changes in pricing policies by the Company or its competitors, changes in market demand, weather patterns and other acts of nature that may affect or be perceived to affect demand for the Company's services, or changes in sales growth or earnings estimates by analysts, among other factors, could cause the market price of the Common Stock to fluctuate substantially. In addition, stock markets have experienced extreme price and volume volatility in recent years. This volatility has had a substantial effect on the market prices of securities for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may materially and adversely affect the market price of the Common Stock. For the foregoing reasons, there can be no assurance that the market price of the Common Stock will not decline below the public offering price or experience extreme volatility. See "Price Range of Common Stock and Dividend Policy."

NO CASH DIVIDENDS ON COMMON STOCK

    The Company has never paid dividends on its Common Stock. The Company anticipates that for the foreseeable future, it will continue to retain its earnings for the operation and expansion of its business, and that it will not pay cash dividends on its Common Stock. In addition, the Company's credit agreements restrict the Company's ability to pay common stock dividends unless certain financial covenants are satisfied. See "Price Range of Common Stock and Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

SHARES ELIGIBLE FOR FUTURE SALE


    Sales of substantial amounts of shares of Common Stock in the public market following the offering could have an adverse impact on the market price of the Common Stock. Upon completion of this offering, the Company will have outstanding approximately 7.4 million shares of Common Stock (assuming no exercise of outstanding options or warrants to purchase Common Stock). Substantially all of these shares have been registered under the Securities Act or are otherwise freely tradeable. See "Description of Capital Stock."


    The Company, all of its executive officers and directors who own Common Stock and certain beneficial owners of the Common Stock have agreed, subject to certain exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock, now owned or hereafter acquired, for a period of up to 180 days after the date of this Prospectus without the prior written consent of Van Kasper & Company, the representative of the Underwriters (the "Representative"). See "Underwriting."

    The Company has reserved 500,000 shares of Common Stock available for grants under its 1996 Stock Purchase Plan and Stock Option Plan. The Company has options outstanding to purchase 125,400 shares and warrants outstanding to purchase 706,368 shares of Common Stock. The Company has filed and intends (and is required in the case of the warrants) to file registration statements under the Securities Act covering the shares of Common Stock issuable under the warrants and the Company's Stock Purchase Plan and Stock Option Plan. Upon effectiveness of such registration, shares issued upon the exercise of options covered thereby generally will be freely tradeable in the open market (subject to Rule 144 limitations applicable to affiliates). No predictions can be made as to the effect, if any, that future sales of Common Stock or the availability of Common Stock for sale will have on the market price prevailing from time to time.

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the shares of Common Stock offered hereby, at an assumed public offering price of $23.50 per share and after deducting the underwriting discount and expenses payable by the Company, are estimated to be approximately $27,847,000. The Company intends to use $7.7 million of the proceeds to fund the opening of new dispatch offices through 1997, $2.5 million for the purchase of an office building in Tacoma, Washington, $15.0 million for working capital (a portion of which may be used to repay all or a portion of the Company's outstanding subordinated debt, which was incurred by the Company in October 1995 and bears interest at a rate of 13.0%) and the remainder for payment of short-term debt and general corporate purposes. Pending such use, the Company intends to invest the net proceeds from this offering in short-term, interest-bearing instruments, including government obligations and money market instruments. The Company continually evaluates acquisition opportunities. If the Company identifies an attractive acquisition opportunity, the Company may use a portion of the proceeds to fund such acquisition. The Company currently has no commitments with respect to any acquisition.


                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The following table sets forth the range of high and low bid quotation per share for the Common Stock on the OTC Bulletin Board operated by the National Association of Securities Dealers, Inc. for the periods indicated, as adjusted to reflect stock splits.


                                                                            HIGH        LOW
                                                                          ---------  ---------
Year Ended December 31, 1994
  First Quarter.........................................................  $    2.67  $    1.34
  Second Quarter........................................................       2.50       2.00
  Third Quarter.........................................................       3.50       2.50
  Fourth Quarter........................................................       6.25       3.50
Year Ended December 31, 1995
  First Quarter.........................................................       7.17       6.00
  Second Quarter........................................................      13.67       6.42
  Third Quarter.........................................................      13.67      10.83
  Fourth Quarter........................................................      17.00      10.17
Year Ended December 31, 1996
  First Quarter.........................................................      22.00      13.50
  Second Quarter (through June 11, 1996)................................      33.00      19.00



    The Company had 639 shareholders of record as of May 1, 1996. The bid price reflects inter-dealer prices and does not include retail markup, markdown or commission. The bid price does not reflect prices in actual transactions. As of June 11, 1996 the closing bid price for the Common Stock was $26.00 per share.


    The present policy of the Company is to retain earnings for the operation and expansion of its business. The Company has never paid cash dividends on its Common Stock and does not anticipate that it will do so in the foreseeable future. In addition, the Company's credit agreements restrict the payment of cash dividends. The Company pays a 5% cumulative dividend on its outstanding Preferred Stock. See "Selected Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION


    The following table sets forth the capitalization of the Company as of March 31, 1996, and as adjusted to reflect the sale by the Company of 1,300,000 shares of Common Stock offered hereby and the receipt and application of the estimated net proceeds to be received by the Company therefrom, at an assumed public offering price of $23.50 per share and after deducting the underwriting discount and estimated offering expenses payable by the Company. The capitalization information set forth in the table below is qualified by and should be read in conjunction with the Company's more detailed Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.



                                                                                                MARCH 31, 1996
                                                                                            ----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            ---------  -----------
                                                                                            (DOLLARS IN THOUSANDS)
Current maturities of long term debt......................................................  $      41   $      41
                                                                                            ---------  -----------
                                                                                            ---------  -----------
Long-term liabilities (1):
  Long term debt, less current maturities.................................................  $     942   $     942
  Subordinated debt, less unamortized discount............................................      8,787       8,787
                                                                                            ---------  -----------
    Total long-term liabilities...........................................................      9,729       9,729
                                                                                            ---------  -----------
Shareholders' equity:
  Preferred stock, $0.667 par value, 5,000,000 shares authorized; 1,281,123 shares issued
   and outstanding........................................................................        854         854
  Common stock, no par value, 25,000,000 shares authorized; 6,030,633 shares issued and
   outstanding and 7,330,633 shares as adjusted (2).......................................      7,490      35,337
  Accumulated deficit.....................................................................       (140)       (140)
                                                                                            ---------  -----------
  Total shareholders' equity..............................................................      8,204      36,051
                                                                                            ---------  -----------
    Total capitalization..................................................................  $  17,933   $  45,780
                                                                                            ---------  -----------
                                                                                            ---------  -----------


- ------------------------
(1) See Notes 4, 5 and 6 to the Company's Consolidated Financial Statements.

(2) Excludes (i) 831,768 shares of Common Stock issuable upon exercise of outstanding stock options and warrants as of May 1, 1996 at a weighted average exercise price of $11.44 per share and (ii) 500,000 shares reserved for future grants under the Company's stock option and purchase plans.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

    The following selected consolidated financial information of the Company has been derived from the Company's audited Consolidated Financial Statements. The Consolidated Balance Sheets as of December 31, 1994 and 1995, and the Consolidated Statements of Operations, Changes in Shareholders' Equity, and Cash Flows for the years ended December 31, 1993, 1994 and 1995 were audited by BDO Seidman, LLP, whose report thereon appears elsewhere herein. The Balance Sheet Data at December 31, 1991, 1992 and 1993 and the Statement of Operations Data for the years ended December 31, 1991 and 1992, are derived from the Company's audited financial statements which do not appear herein. The quarterly data at and for the three months ended March 31, 1995 and 1996 are derived from the Company's unaudited financial statements but includes all adjustments, consisting only of normal recurring adjustments, that management considers necessary to fairly present such data. The results for the three months ended March 31, 1996 are not necessarily indicative of the results to be expected for the full year ending December 31, 1996. The data should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein.

                                                                                                             THREE MONTHS ENDED
                                                                    YEAR ENDED DECEMBER 31,                      MARCH 31,
                                                     -----------------------------------------------------  --------------------
                                                       1991       1992       1993       1994       1995       1995       1996
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues from services.............................  $   6,020  $   8,424  $  15,659  $  38,951  $  94,362  $  12,618     26,094
Cost of services...................................      4,831      6,485     12,401     30,713     76,643     10,495     22,207
Selling, general, and administrative expenses......      1,717      1,482      2,652      6,593     13,639      2,495      4,500
Interest and other expenses, net...................        187        277        353        457        866        164        436
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) before income tax and extraordinary
 item..............................................       (715)       180        253      1,188      3,214       (536)    (1,049)
Taxes on income....................................     --             21         32        336      1,152       (182)      (364)
Extraordinary item, net of tax.....................     --         --             48     --         --         --         --
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss)..................................  $    (715) $     159  $     269  $     852  $   2,062  $    (354) $    (685)
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings (loss) per common share:
Income (loss) before extraordinary items...........     $(0.26)     $0.06      $0.06      $0.19      $0.35     $(0.07)    $(0.12)
Extraordinary item.................................     --         --          $0.01     --         --         --         --
Net income (loss)..................................     $(0.26)     $0.06      $0.07      $0.19      $0.35     $(0.07)    $(0.12)

Weighted average shares outstanding................  2,721,069  2,702,271  3,668,585  4,363,303  5,794,912  5,097,358  5,948,628

OPERATING DATA:
Revenues from dispatch offices open for full
 period............................................      4,614      8,230     12,960     27,311     65,798     11,966     25,585
Revenues from dispatch offices opened during
 period............................................        963        194      2,699     11,640     28,310        652        509
Dispatch offices open at period end................          8         10         17         51        106         68        127

                                                                          DECEMBER 31,                            MARCH 31,
                                                      -----------------------------------------------------  --------------------
                                                        1991       1992       1993       1994       1995       1995       1996
                                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Current assets......................................  $     812  $   1,454  $   2,313  $   7,572  $  20,730  $   8,314  $  18,220
Total assets........................................      1,149      1,880      3,153      8,912     26,182     10,226     25,112
Current liabilities.................................        436      1,086      1,706      5,631      7,956      6,664      7,180
Long-term liabilities...............................        732        578        777        319      9,695        422      9,729
Total liabilities...................................      1,168      1,664      2,483      5,950     17,651      7,086     16,908
Shareholders' equity (deficit)......................        (19)       216        670      2,962      8,531      3,140      8,204
Cash dividends declared (1).........................     --         --             50         43         43         11         11
Working capital.....................................        376        368        607      1,941     12,774      1,650     11,040

- ------------------------------
(1) Represents cash dividends on the Preferred Stock. The Company has never paid cash dividends on its Common Stock and does not anticipate that it will do so in the foreseeable future. See "Price Range of Common Stock and Dividend Policy."

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    The following discussion and analysis should be read in connection with the Company's Consolidated Financial Statements and the notes thereto and other financial information included elsewhere in this Prospectus.

OVERVIEW

    Labor Ready is a leading, national provider of temporary workers for manual labor jobs. The Company's customers are primarily in construction, freight handling, warehousing, landscaping, light manufacturing, and other light industrial businesses. The Company has rapidly grown from eight dispatch offices in 1991 to 146 dispatch offices at May 1, 1996. Substantially all of the growth in dispatch offices was achieved by opening Company-owned locations rather than through acquisitions. The Company's revenues grew from approximately $6.0 million to $94.4 million from 1991 to 1995. This revenue growth has been generated both by opening new dispatch offices and by continuing to increase sales at existing dispatch offices. In 1995, the average annual revenue per dispatch office open for more than a full year was $1.3 million.

    During the remainder of 1996 and 1997, the Company expects to open 54 and 100 new dispatch offices, respectively. In 1995, the Company incurred costs of approximately $2.0 million to open 57 new dispatch offices (an average of approximately $35,000 per dispatch office). The Company expects the average cost of opening new dispatch offices to continue to increase due to more extensive management training and the installation of more sophisticated computer and other office systems. Further, once open the Company invests significant amounts of additional cash into the operations of new dispatch offices until they begin to generate sufficient revenue to cover their operating costs, generally in two to six months. The Company pays its temporary workers on a daily basis, and bills its customers on a weekly basis. The average collection cycle for 1995 was approximately 37 days. Consequently, the Company experiences significant negative cash flow from operations and investment activities during periods of high growth, which also adversely impacts the Company's overall profitability. The Company expects to continue to experience periods of negative cash flow from operations and investment activities while it rapidly opens dispatch offices and expects to require additional sources of working capital in order to continue to grow. See "-- Results of Operations" and "-- Liquidity and Capital Resources."

    Many of the Company's customers are construction and landscaping businesses, which are significantly affected by the weather. Construction and landscaping businesses and, to a lesser degree, other customer businesses typically increase activity in spring, summer and early fall months and decrease activity in late fall and winter months. Inclement weather can slow construction and landscaping activities in such periods. As a result, the Company has generally experienced a significant increase in temporary labor demand in the spring, summer and early fall months, and lower demand in the late fall and winter months.

    Depending upon location, new dispatch offices initially target the construction industry for potential customers. As dispatch offices mature, the customer base broadens and the mix of work diversifies. The Company may discount its rates when it enters a new market to attract customers. From time to time during peak periods, the Company experiences shortages of available temporary workers. See "Risk Factors -- Dependence on Availability of Temporary Workers."

    Cost of services primarily includes wages and related payroll expenses of temporary workers and dispatch office employees, general managers, district managers and area directors, including workers' compensation, unemployment compensation insurance, Medicare and Social Security taxes, but does not include dispatch offices lease expenses. The Company's cost of services as a percentage of revenues has fluctuated significantly in recent periods and it expects significant fluctuations to continue in future periods as the Company continues its rapid growth. Cost of services as a percentage of revenues is affected by numerous factors, including salaries of new supervisory personnel hired under new management organizational structure, the hiring of large numbers of general managers prior to dispatch office openings, the use of lower introductory rates to attract new customers at new dispatch offices, and the relatively lower revenues generated by new dispatch offices prior to reaching maturity.

    Temporary workers assigned to customers remain Labor Ready employees. Labor Ready is responsible for employee-related expenses of its temporary workers, including workers' compensation, unemployment compensation insurance, Medicare and Social Security taxes and general payroll expenses. The Company does not provide health, dental, disability or life insurance to its temporary workers. Generally, the Company bills its customers for the hours worked by the temporary workers assigned to the customer. Because the Company pays its temporary workers only for the hours actually worked, wages for the Company's temporary workers are a variable cost that increases or decreases directly in proportion to revenue. The Company has one franchisee which operates five dispatch offices. The Company does not intend to grant additional franchises. Royalty revenues from the franchised dispatch offices are included in revenues from services and were not material during any period presented herein. See "Selected Consolidated Financial Information."

    The typical customer order is for two temporary workers and the typical payroll check paid by the Company is less than $50.00. The Company is not dependent on any individual customer for more than 2% of its annual revenues. During 1995, the Company had in excess of 29,000 customers and filled more than 800,000 work orders.

RESULTS OF OPERATIONS

    The following table sets forth the percentage of revenues represented by certain items in the Company's Consolidated Statements of Operations for the periods indicated.

                                                                                                   THREE MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,                MARCH 31,
                                                         -------------------------------------  ------------------------
                                                            1993         1994         1995         1995         1996
                                                         -----------  -----------  -----------  -----------  -----------
Revenues from services.................................      100.0%       100.0%       100.0%       100.0%       100.0%
Cost of services.......................................       79.2         78.9         81.2         83.2         85.1
Selling, general and administrative expenses...........       16.9         16.9         14.5         19.8         17.2
Interest and other expenses, net.......................        2.3          1.2          0.9          1.3          1.7
Income (loss) before taxes on income and extraordinary
 item..................................................        1.6          3.0          3.4         (4.3)        (4.0)
Net income (loss)......................................        1.7          2.2          2.2         (2.8)        (2.6)

THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31, 1995

    DISPATCH OFFICES. The Company opened 21 dispatch offices during the first quarter of 1996 compared to 17 dispatch offices during the first quarter of 1995.

    REVENUES FROM SERVICES. The Company's revenues from services increased to $26.1 million for the three months ended March 31, 1996 compared to $12.6 million for the three months ended March 31, 1995, an increase of $13.5 million or 107%. This increase resulted substantially from increases in revenues from dispatch offices open for the full period. Average store sales, however, were slightly lower in the first quarter of 1996 than in the first quarter of 1995 because of the impact of weather on the concentration of dispatch offices in the midwest and upper midwest regions.

    COST OF SERVICES. Cost of services increased to $22.2 million for the three months ended March 31, 1996 compared to $10.5 million for the three months ended March 31, 1995, an increase of $11.7 million or 111.4%, reflecting the additional wages and salaries paid to temporary workers and additional management personnel and related payroll expenses. As a percentage of revenues, cost of services increased to 85.1% for the three months ended March 31, 1996 from 83.2% for the three months ended March 31, 1995, an increase of 1.8%. Cost of services increased due to several factors, including higher workers compensation costs, increased salary costs for branch managers in training, longer training periods for new management personnel and for additional supervisory personnel hired to implement new management organizational structures. The Company expects significant continuing fluctuations in cost of services as the Company pursues further aggressive growth.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased to $4.5 million for the three months ended March 31, 1996 compared to $2.5 million for the year earlier period, an increase of $2.0 million or 80.0%. As a percentage of revenues from services, selling, general, and administrative expenses decreased to 17.2% for the three months ended March 31, 1996 from 19.8% for the three months ended March 31, 1995, a decrease of 2.6%. This decrease is primarily the result of selling, general and administrative expenses increasing at a slower rate than the increase in revenues from services.

    INTEREST AND OTHER EXPENSES. Interest and other expenses increased to approximately $435,000 for the three months ended March 31, 1996 compared to approximately $164,000 for the three month period ended March 31, 1995, an increase of approximately $271,000 or 165%, reflecting primarily higher borrowing amounts, the relatively higher interest costs of the $10 million principal amount of subordinated debt issued in October 1995 and certain prepayment penalties incurred in paying off the Company's prior lender. As a percentage of revenues, interest and other expenses increased to 1.7% for the three months ended March 31, 1996 from 1.3% for the three months ended March 31, 1995.

    TAXES ON INCOME. The Company recorded a tax benefit from its loss on operations of approximately $364,000 for the three months ended March 31, 1996, compared to a tax benefit of approximately $182,000 for the three months ended March 31, 1995.

    NET LOSS. The Company incurred a net loss from operations of approximately $685,000 for the three months ended March 31, 1996 compared to $353,776 for the three months ended March 31, 1995, an increase of approximately $332,000 or 93.7%. As a percentage of revenues, the net loss remained relatively constant.

YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993

    DISPATCH OFFICES. The number of dispatch offices grew to 106 at December 31, 1995 from 51 locations at December 31, 1994, a net increase (after closings and consolidations) of 55 dispatch offices, or 108%. The Company estimates that its aggregate costs of opening 57 new dispatch offices in 1995 was $2.0 million (an average of approximately $35,000 per dispatch office) compared to aggregate costs of approximately $850,000 (an average of approximately $25,000 per dispatch office) to open 34 new dispatch offices in 1994. Management believes that the costs of opening new dispatch offices will continue to increase. The increases in 1995 were primarily the result of a longer manager training period, establishment of Labor Ready University, and the added opening costs related to the use of more sophisticated computer and other office systems. Dispatch office locations grew to 51 locations at December 31, 1994 from 17 locations at December 31, 1993, a net increase of 34 dispatch offices, or 200%. The Company estimates that its aggregate costs of opening 34 new dispatch offices in 1994 was $850,000 compared to $160,000 (an average of $20,000 per dispatch office) to open eight new dispatch offices in 1993. The increases were primarily the result of expanded manager training and the installation of more sophisticated computer and other office systems at the dispatch offices.

    REVENUES FROM SERVICES. The Company's revenues from services increased to $94.4 million for 1995 from $39.0 million for 1994, an increase of $55.4 million, or 142%. This increase in revenues from services resulted from essentially equal increases in revenues from dispatch offices open for the full period and revenues generated from dispatch offices opened during the period, as indicated below. The Company's revenues from services increased to $39.0 million for 1994 from $15.7 million for 1993, an increase of $23.3 million, or 148%. As in 1995, this increase resulted from essentially equal increases in revenues from dispatch offices open for the full period and from revenues generated from dispatch offices opened during the period, as indicated below.

                                                                                      1993       1994       1995
                                                                                    ---------  ---------  ---------
                                                                                            (IN THOUSANDS)
Increase in revenues from dispatch offices open for full year.....................  $   4,536  $  11,652  $  27,101
Revenues from new dispatch offices opened during year.............................  $   2,699     11,640     28,310
                                                                                    ---------  ---------  ---------
Total increase over prior year....................................................  $   7,235  $  23,292  $  55,411
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------

    COST OF SERVICES. Cost of services increased to $76.6 million for 1995 from $30.7 million for 1994, an increase of $45.9 million, or 150%, reflecting the additional wages and salaries paid to temporary workers and additional management personnel and related payroll expenses. Cost of services as a percentage of revenues from services increased to 81.2% for 1995 from 78.9% for 1994, an increase of 2.3%. This increase in costs as a percentage of revenues reflects salaries of new supervisory personnel hired under new management organizational structures, the hiring of large numbers of general managers prior to dispatch office openings, the use of lower introductory rates to attract new customers at new dispatch offices, and the relatively lower revenues generated by new dispatch offices prior to reaching maturity. The Company expects to experience significant fluctuations in such percentage in future periods as the Company continues its rapid addition of new dispatch offices. Costs of services increased to $30.7 million for 1994 from $12.4 million for 1993, an increase of $18.3 million, or 148%. Costs of services as a percentage of revenues from services were essentially unchanged from 1993 to 1994, decreasing to 78.9% for 1994 from 79.2% for 1993.

    SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. Selling, general, and administrative expenses increased to $13.6 million in 1995 from $6.6 million in 1994, an increase of $7.0 million, or 106%. As a percentage of revenues, selling, general, and administrative expenses decreased to 14.5% for 1995 from 16.9% for 1994. This percentage decrease resulted primarily from selling, general and administrative expenses increasing at a slower rate than the increase in revenues. Selling, general, and administrative expenses increased to $6.6 million in 1994 from $2.7 million in 1993, an increase of $3.9 million, or 144%. As a percentage of revenues, selling, general, and administrative expenses were 16.9% in both 1994 and 1993. The increases in selling, general, and administrative expenses are primarily the result of increased overhead, including management information systems, workers compensation administration, administrative personnel and other expenses related to the growth of the Company.

    INTEREST AND OTHER EXPENSES. Interest and other expenses increased to approximately $866,000 in 1995 from approximately $457,000 in 1994, an increase of 89.5%, reflecting primarily higher borrowing amounts and the additional interest costs of the $10 million principal amount of subordinated debt issued in October 1995. As a percentage of revenues, interest expense decreased from 1.2% to 0.9%, reflecting the increased revenues of the Company. In 1994, interest expense increased to approximately $457,000 from $353,000 in 1993, reflecting primarily higher borrowed amounts. As a percentage of revenues, interest expense decreased from 2.3% to 1.2%, reflecting the Company's increased revenues. The increase in borrowings is mainly the result of the Company financing its accounts receivable which increased from $1,907,000 in 1993, to $5,163,000 in 1994 and to $12,183,000 in 1995, corresponding to the significant increase in revenues each year. The average effective interest rate on the Company's borrowings was 16.5%, 15.3% and 29.0% for 1995, 1994 and 1993,
respectively. In March 1996, the Company activated its new $10 million revolving line of credit with U.S. Bank of Washington which bears interest at a rate equal to prime plus 1/4% (currently 8.5%) and replaces the Company's former credit line with Concord Growth Corporation.

    TAXES ON INCOME. The Company's taxes on income increased to $1.2 million in 1995 from approximately $336,000 in 1994, an increase of approximately $816,000, or 243%. This increase was the direct result of the corresponding increase in the Company's income before taxes for such period. The Company had a net deferred tax asset of approximately $715,000 at December 31, 1995, resulting primarily from workers' compensation deposits, credits and reserves which will reverse in 1996. The Company has not established a valuation allowance against this net deferred tax asset as management believes that it is more likely than not that the tax benefits will be realized in the future based on the historical levels of pre-tax income and expected future taxable income. See Note 10 to Consolidated Financial Statements. The Company's taxes on income increased to
$336,000 in 1994 from approximately $32,000 in 1993, an increase of approximately $304,000, or 950%. This increase was the result of an increase in the Company's income before taxes for such period and higher overall effective tax rates as the Company expanded into more states with state income taxes.

    NET INCOME. The increase in revenues from services also resulted in an increase in net income to $2.1 million for 1995 from approximately $852,000 for 1994. This represents an increase of $1.2 million, or 142%. The increase in net income corresponds to the growth in revenues. In 1994, the increase in revenues from services also resulted in an increase in net income to approximately $852,000 from approximately $269,000 for 1993, an increase of approximately $583,000, or 216%. The increase in net income in 1994 is primarily the result of increased revenues and lower interest costs.

QUARTERLY OPERATING RESULTS

    The following tables set forth certain consolidated statements of income data (dollars in thousands, except per share amounts) for each of the Company's last nine quarters. The quarterly information is unaudited but includes all adjustments, consisting only of normal recurring adjustments, that management considers necessary to present fairly this information. The results of operations for any quarter, and quarter-to-quarter trends, are not necessarily indicative of the results to be expected for any future period.

                                                                 MARCH 31,    JUNE 30,    SEPTEMBER 30,  DECEMBER 31,
                                                                   1994         1994          1994           1994
                                                                -----------  -----------  -------------  ------------
Revenues from services........................................   $   5,217    $   8,318     $  12,100     $   13,316
Net income (loss).............................................        (135)         327           422            237
Dispatch offices open at period end...........................          27           34            44             51
Earnings (loss) per common share..............................   $   (0.04)   $    0.09     $    0.10     $     0.04

                                                                MARCH 31,   JUNE 30,   SEPTEMBER 30,  DECEMBER 31,
                                                                  1995        1995         1995           1995
                                                               -----------  ---------  -------------  ------------
Revenues from services.......................................   $  12,618   $  19,750    $  30,873     $   31,121
Net income (loss)............................................        (354)        391        1,471            554
Dispatch offices open at period end..........................          68          96          104            106
Earnings (loss) per common share.............................   $   (0.07)  $    0.07    $    0.24     $     0.09

                                                                 MARCH 31,
                                                                   1996
                                                                -----------
Revenues from services........................................   $  26,094
Net income (loss).............................................        (685)
Dispatch offices open at period end...........................         127
Earnings (loss) per common share..............................   $   (0.12)

    The following table indicates, for each of the quarters presented, cost of services and net income as a percentage of revenues from services.

                                                                MARCH 31,     JUNE 30,     SEPTEMBER 30,    DECEMBER 31,
                                                                   1994         1994           1994             1994
                                                               ------------  -----------  ---------------  --------------
Revenues from services.......................................       100.0%       100.0%         100.0%          100.0%
Cost of services.............................................        80.6         80.3           77.8            78.2
Net income (loss)............................................        (2.6)         3.9            3.5             1.8

                                                                MARCH 31,     JUNE 30,     SEPTEMBER 30,    DECEMBER 31,
                                                                   1995         1995           1995             1995
                                                               ------------  -----------  ---------------  --------------
Revenues from services.......................................       100.0%       100.0%         100.0%          100.0%
Cost of services.............................................        83.2         80.4           80.0            82.2
Net income (loss)............................................        (2.8)         2.0            4.8             1.8

                                                                MARCH 31,
                                                                   1996
                                                               ------------
Revenues from services.......................................       100.0%
Cost of services.............................................        85.1
Net income (loss)............................................        (2.6)

    The Company's quarter-to-quarter operating results have been subject to significant variability based on a number of factors, including seasonality, but primarily due to the number of new dispatch offices opened during the period and preceding periods. As newly opened dispatch offices mature, revenues have historically increased significantly, although expenses of opening and operating new dispatch offices continues to increase as the number of new dispatch offices increases.

    SEASONAL AND CYCLICAL CUSTOMER DEMAND; ECONOMIC CYCLES. Many of the Company's customers are construction and landscaping businesses that are significantly affected by the weather. Construction and landscaping businesses and, to a lesser degree, other customer businesses typically increase activity in spring, summer and early fall months and decrease activity in late fall and winter months. Inclement weather can slow construction and landscaping activities during such periods. The Company has generally experienced a significant increase in temporary labor demand in the spring, summer and early fall months, and lower demand in the late fall and winter months.

    Demand for the Company's services may be significantly affected by the general level of economic activity and unemployment in the United States. As economic activity increases, such as in recent years, temporary employees are often added to the work force before regular employees are hired. As economic activity slows, many companies reduce their use of temporary employees before laying off regular employees. In addition, the Company may experience heightened levels of competitive pricing pressure during such periods of economic downturn. World-wide economic conditions and U.S. trade policies also impact demand for the Company's services.

    Depending upon location, new dispatch offices initially target the construction industry for potential customers. As dispatch offices mature, the customer base broadens and the mix of work diversifies. A slow-down in general economic activity within the construction industry, however, could lengthen the time period for new dispatch offices to generate sufficient revenues to cover operating costs and thereby increase the cash necessary to fund the operations of new dispatch offices until they begin to generate sufficient revenue to cover their operating costs.

LIQUIDITY AND CAPITAL RESOURCES

    During the first quarter of 1996, the Company utilized significant amounts of cash to open 21 dispatch offices during the first quarter and in advance of opening 19 dispatch offices in April 1996. During the first quarter of 1995 and 1996, the Company used net cash in operating activities of approximately $461,000 and $2.1 million, respectively, an increase of 356%, reflecting primarily increases in workers compensation deposits and a reduction in accounts payable. Management anticipates ongoing that cash flow deficits from operating and investing activities will continue while the Company adds substantial numbers of new dispatch offices. Management expects to finance such cash flow deficits with the proceeds from this offering and other equity or debt financings.

    During 1995 and 1994, the Company used net cash in operating activities of $3.7 million and $2.3 million, an increase of 64.8%, reflecting the significant growth in the Company's revenues and accounts receivable, increased workers' compensation deposits, and the opening of 57 new dispatch offices in 1995 and 34 new dispatch offices in 1994. The Company incurred capital expenditures of $2.5 million and approximately $550,000 in 1995 and 1994 in connection with openings of dispatch offices and improvements to the corporate offices. Management anticipates continuing cash flow deficits from operations while the number of dispatch offices continues to grow at a rapid rate. Management expects such cash flow deficits will be financed by the proceeds of this offering and other equity and debt financings.

    The Company financed its operations and growth in 1995 primarily through the sale of debt and equity securities. In early 1995, warrants to purchase 712,440 shares of the Company's Common Stock were exercised for aggregate consideration of approximately $1.8 million.

    In October 1995, the Company completed a private financing of $10.0 million principal amount of 13.0% Senior Subordinated Notes (the "Notes"). Under the terms of the Notes, which require principal payments to begin in 1998 and which mature in 2002, the Company pledged its remaining assets as collateral and issued warrants (the "Financing Warrants") to the purchasers of the Notes. The Financing Warrants entitle the holders thereof to purchase 682,368 shares of Common Stock of the Company at an exercise price of $11.67 per share, and are exercisable at any time prior to their expiration on the earlier of the seventh anniversary of the Notes and six years from the date the Notes are paid in full. If the Notes are retired by the Company prior to November 1998 and before the Financing Warrants are exercised, the number of shares subject to purchase under the Financing Warrants is reduced to 545,894 shares.

    In March 1996, the Company obtained a new revolving credit facility from U.S. Bank of Washington which provides for borrowings of up to $10.0 million secured by eligible accounts receivable. As of March 31, 1996, the Company had borrowed $4.4 million against this line. The U.S. Bank revolving credit facility bears interest at a rate of prime plus 1/4% (currently 8.5%).

    In 1995, the Company incurred costs of $2.0 million to open 57 new dispatch offices (an average of approximately $35,000 per dispatch office). Further, the Company invested significant amounts of additional cash into the operations of new dispatch offices until they begin to generate sufficient revenue to cover their operating costs, generally in two to six months. Further, the Company pays its temporary personnel on a daily basis, and bills its customers on a weekly basis. The average collection cycle for 1995 was approximately 37 days. Since the Company plans to open 54 dispatch offices in the remainder of 1996, for a total of 94 in 1996, and 100 dispatch offices in 1997, the Company expects to experience cash flow deficits from operations and investing activities in 1996 and 1997. The Company intends to finance opening and operating costs of new dispatch offices with the proceeds from this offering and other equity or debt financings. With such funds, and depending on its results of operations and other factors described herein, the Company expects to have the financial resources necessary to open at least 154 dispatch offices through 1997. To the extent that the Company's resources are not sufficient to finance new dispatch offices, or are not sufficient to open all currently targeted dispatch offices, the Company would either seek additional capital through equity or debt financings or scale back its expansion plans. See "Risk Factors -- Ability to Achieve and Manage Growth," and "-- Liquidity and Capital Resources."

INFLATION

    The effects of inflation on the Company's operations were not significant during the periods presented herein. Generally, throughout the periods discussed above, the increases in revenues have resulted primarily from increasing sales at existing dispatch offices and adding new dispatch office locations rather than price increases. In the event, however, that Congress passes legislation currently being considered to increase the federal minimum wage, the Company would attempt to increase the rates it charges customers.

RECENT ACCOUNTING PRONOUNCEMENTS

    In October 1995, the Financial Accounting Standards Board ("FASB"), issued a Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which requires that companies measure the cost of stock-based employee compensation at the grant date based on the value of the award and recognize this cost over the service period. The value of the stock based award is determined using the intrinsic method whereby compensation cost is the excess of the quoted market price of the stock at the date of grant or other measurement date over the amount an employee must pay to acquire the stock. SFAS No. 123 is effective for financial statements issued for fiscal years beginning after December 15, 1995, and is not expected to have a significant impact on the Company's financial statements.

    In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement requires that long-lived assets and certain intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use should be based on the fair value of the asset. SFAS No. 121 is effective for financial statements for fiscal years beginning after December 15, 1995, and is not expected to have a significant impact on the Company's financial statements.

                                    BUSINESS

INTRODUCTION

    Labor Ready is a leading, national provider of temporary workers for manual labor jobs. The Company's customers are primarily businesses in the construction, freight handling, warehousing, landscaping, light manufacturing, and other light industrial markets. These businesses require workers for lifting, hauling, cleaning, assembling, digging, painting and other types of manual work. The Company has rapidly grown from eight dispatch offices in 1991 to 146 dispatch offices at May 1, 1996. Substantially all of the growth in dispatch offices was achieved by opening Company-owned locations rather than through acquisitions. The Company's revenues grew from $6.0 million to $94.4 million from 1991 through 1995. This revenue growth has been generated both by opening new dispatch offices and by continuing to increase sales at existing dispatch offices. In 1995, the average cost to open a new dispatch office was approximately $35,000 and dispatch offices opened in 1995 typically generated revenues sufficient to cover their operating costs in two to six months. In 1995, the average revenue per dispatch office open for more than one full year was $1.3 million.

INDUSTRY OVERVIEW

    The temporary staffing industry has grown rapidly in recent years as companies have used temporary employees to control personnel costs and to meet fluctuating personnel needs. According to the NATSS, the United States market for the industrial segment of the temporary staffing marketplace (which includes the light industrial market that the Company serves) grew at a compound annual growth rate of approximately 25% from approximately $5.0 billion in 1991 to approximately $12.3 billion in 1995. The Company believes the temporary staffing industry is highly fragmented and presents opportunities for larger, well capitalized companies to effectively compete through management of workers' compensation costs and development of information systems which efficiently process a high volume of transactions and coordinate multi-location activities.

    Historically, the demand for temporary workers has been driven primarily by a need to satisfy peak production needs and to temporarily replace full-time employees due to illness, vacation or abrupt termination. More recently, competitive pressures have forced businesses to focus on reducing costs, including converting fixed, permanent labor costs to variable or flexible costs. The use of temporary workers typically shifts employment costs and risks, such as workers' compensation and unemployment insurance and possible adverse effects of changing employment regulations, to temporary staffing companies, which can allocate the costs and risks over a larger pool of employees and customers. In addition, the use of temporary employees avoids the inconvenience, expense and other effects of hiring and firing regular employees.

COMPANY STRATEGY

    The Company's goal is to maintain and enhance its status as a leading, national provider of temporary workers for manual labor jobs. Key elements of the Company's strategy to achieve this objective are as follows:

    - AGGRESSIVELY OPEN NEW DISPATCH OFFICES. The Company's strategy is to increase revenues by rapidly expanding its network of dispatch offices. The Company plans to open approximately 54 additional dispatch offices prior to the end of 1996, for a total of 94 in 1996, and an additional 100 dispatch offices in 1997.

    - INCREASE REVENUES FROM EXISTING DISPATCH OFFICES. As a dispatch office matures, the Company attempts to increase its revenues by expanding sales to existing customers and by aggressively expanding the number and mix of customers served. More experienced area directors and district managers assist the general manager in this process. The Company is also developing and implementing at the corporate level coordinated sales and marketing strategies designed to complement these efforts, including the development of national accounts, electronic order entry from the customer's location, centralized dispatch via an 800 number, dissemination of information on local construction activity, and implementation of a centralized customer service hotline.

    - IMPROVE OPERATING EFFICIENCIES AND REDUCE OPERATING COSTS. Due to the temporary labor market's extensive fragmentation, the Company believes its national presence provides it with key operating efficiencies, competitive advantages (including an ability to target national accounts and to effectively administer workers' compensation programs) and access to capital markets to provide needed working capital. The Company has standardized the operation, general design, staffing and equipment of the dispatch offices. In addition, the Company has designed and implemented a proprietary management information system that efficiently manages an extensive Company-wide employee and payroll database as well as delivering valuable management reports.

    - PROVIDE SUPERIOR SERVICE. The Company emphasizes customer responsiveness and maintains a commitment to providing a superior quality of service though policies such as opening offices no later than 5:30 a.m., providing workers on short notice (often the same day as requested) and offering a "satisfaction guaranteed" policy. The Company is committed to supplying motivated workers to its customers. Most workers find the Company's "Work Today, Paid Today" policy appealing and arrive at the dispatch office early in the morning motivated to put in a good day's work and receive a paycheck at the end of the day.

    The Company intends to continue to focus on the manual labor, short notice, light industrial niche of the temporary labor market. The Company believes other national and international temporary labor businesses have not aggressively pursued this market. Management believes that it can gain significant advantages by capturing market share, achieving economies of scale and operating efficiencies not available to its smaller competitors, and rapidly expanding through opening new dispatch offices and increasing revenue at existing dispatch offices.

DISPATCH OFFICE EXPANSION

    The Company has rapidly grown from eight dispatch offices in 1991 to 146 dispatch offices at May 1, 1996. The Company's expansion has been achieved primarily by opening Company-owned dispatch offices. Of the 146 dispatch offices open at May 1, 1996, 140 dispatch offices have been owned and operated by the Company from inception. The following table sets forth the number and location of dispatch offices by geographic region open at the end of each of the last five years and at May 1, 1996. The information below does not include four Labor Ready franchised dispatch offices located in the Minneapolis, Minnesota metropolitan area and one franchised dispatch office located in Fargo, North Dakota.

                          LABOR READY DISPATCH OFFICES
                              BY GEOGRAPHIC REGION

                            AT DECEMBER 31,         AT MAY 1,
                      ----------------------------  ---------
                      1991  1992  1993  1994  1995    1996
                      ----  ----  ----  ----  ----  ---------
West................    8     9    12    23    38         42
Southwest/Mountain...   0     0     2     8    15         20
Upper Midwest.......    0     0     0     8    16         29
Midwest.............    0     1     3     7    20         25
South...............    0     0     0     1    12         24
Eastern.............    0     0     0     0     1          2
Canada..............    0     0     0     4     4          4
                        -
                            ----  ----  ----  ----       ---
    Total...........    8    10    17    51   106        146
                        -
                        -
                            ----  ----  ----  ----       ---
                            ----  ----  ----  ----       ---

    The Company currently anticipates opening 54 dispatch offices during the remainder of 1996 for a total of 94 new dispatch offices in 1996, and expects to open approximately 100 dispatch offices in 1997. Dispatch office openings will be primarily in California, midwestern states, southern states, and, over time, eastern states. The Company analyzes acquisition opportunities from time to time, may pursue acquisitions in certain circumstances and may also accelerate expansion based on future developments.

    In 1994, the Company licensed one franchisee in Minnesota, who now operates five locations, four in Minneapolis and one in Fargo, North Dakota. The Company has not pursued, and does not intend to grant, any additional franchises. Revenues generated from franchised dispatch offices have not been material during the periods presented herein.

    ECONOMICS OF DISPATCH OFFICES. The Company has standardized the process of opening dispatch offices. In 1995, the average aggregate cost of opening a new dispatch office was approximately $35,000, including salaries, training, lease expenses, computer systems, advertising and other related expenses. These costs are expected to increase as the Company purchases more sophisticated computer and other office systems, expands training time and programs, leases larger dispatch offices and expands into the northeastern United States. New dispatch offices are expected to generate revenue sufficient to cover their operating costs within two to six months. On average, the volume necessary for profitable operations is approximately $12,000 per week. In 1995, dispatch offices open for at least one full year generated average annual revenue of approximately $1.3 million, or approximately $25,000 per dispatch office per week.

    CRITERIA FOR NEW DISPATCH OFFICES. Labor Ready identifies desirable areas for locating new dispatch offices with an economic model that analyzes the potential supply of temporary workers and customer demand based on a zip code resolution of employment figures and the relative distance to the nearest Labor Ready dispatch office. In addition, the Company locates dispatch offices in areas convenient for its temporary workers, that are on or near public transportation, and have parking available. The Company will generally avoid downtown locations since such areas are usually inconvenient for workers and dispatch office rental space is often more expensive. After the Company establishes a dispatch office in a metropolitan area, the Company usually clusters additional locations within the same area. Multiple locations in a market reduce both opening costs and operating risk for new dispatch offices because advertising costs are spread among more dispatch offices and because the new dispatch office benefits from existing customer relationships with the other dispatch offices and established Labor Ready name recognition.

    DISPATCH OFFICE MANAGEMENT. The Company believes that the key factor determining the success of a new dispatch office is identifying and retaining an effective dispatch office general manager. Each general manager has primary responsibility for managing the operations of the dispatch office, including recruiting temporary workers, daily dispatch of temporary workders, and collecting accounts receivable. The Company pays monthly bonuses to its general managers based on accounts receivable collections during the month.

    Each general manager has primary responsibility for customer service and the dispatch office's sales efforts, including identifying and soliciting local businesses likely to have a need for temporary manual workers. The Company's experience is that certain types of individuals are better suited to perform the critical management functions necessary for the dispatch office to generate the revenues required to achieve profitability, regardless of the size of the metropolitan area. The Company has refined its criteria for selecting general managers and uses The Gallup Organization to screen, test, and qualify prospective general managers. Prior to joining the Company, the typical general manager has little or no prior experience in the temporary employment industry. The Company commits substantial resources to the training, development, and operational support of its general managers. In 1995, due to turnover, attrition, or termination, the Company replaced approximately 26% of its general managers.

OPERATIONS

    DISPATCH OFFICES. Dispatch offices are locations where workers (and prospective workers) report prior to being assigned to jobs, including those being called back to the same employer. Workers are required to report to the dispatch office in order to minimize "no-shows" to the customer's job site. If a worker fails to report to the dispatch office as scheduled, the Company identifies a replacement so that the customer has the number of workers expected at the jobsite, on time, and ready to work.

    During the early morning hours, the general manager and an assistant coordinate incoming customer work orders, assign the available workers to the job openings for the day, and arrange transportation to the job site. Prior to dispatch, a branch employee checks to make sure workers have the basic safety equipment required for the job, such as boots, back braces, hard hats, or safety goggles, all of which are provided at no charge to the worker or the customer. The customer provides additional safety and other equipment, if required. New assignments are generally filled from a first come, first served daily sign-in sheet, except for return requests. Workers who pass on a particular job are moved to the bottom of the list. Most work assignments have been scheduled in advance, a majority of which are repeat work orders from customers. However, a significant portion of the job openings are requested on short notice, often the same day as requested.

    The workers are provided with a work order (which is endorsed by the customer to confirm work performance) that each worker must present at the dispatch office in order to receive payment for the hours worked. Workers are generally paid daily by check. Computer systems at each dispatch office perform the calculations necessary to determine the wages, less taxes and applicable withholdings, and print security controlled checks, which are distributed to each worker.

    Dispatch offices generally open early, usually by 5:30 a.m., with some open 24 hours (depending on volume or activity), and generally remain open until the last temporary laborer is paid. Dispatch offices are generally staffed with at least two full-time employees, including the general manager and a customer service representative. General managers manage the daily dispatch of temporary workers, and are responsible for monitoring and collecting receivables, managing the credit application process for each customer, inspecting customer job sites for site safety, as necessary, and managing the sales and marketing efforts of the dispatch office.

    Employment applications are taken throughout the day for potential new temporary employees. Applications are used to facilitate workers compensation safeguards and quality control systems by permitting the Company to test for alcohol or drugs in case of work-related illness or injury, to obtain a signed "Condition of Employment" statement, and to comply with applicable immigration requirements.

    CUSTOMERS. The Company's customers are primarily businesses and, less frequently, government agencies, that require workers for lifting, hauling, cleaning, assembling, digging, painting and other types of manual work. The Company's customers are typically engaged in construction, landscaping, freight handling, warehousing, or other light manufacturing. Customers also include retail and wholesale operations, sanitation, machine shops, printers, hotels and restaurants.

    New dispatch offices initially target the construction industry for potential customers, except for those new dispatch offices that are located in metropolitan areas where there is little new construction. In addition, as dispatch offices mature, the customer base broadens and the mix of work diversifies. Many of the businesses have elements of seasonality or cyclicality in their work flow and have a need for one or more workers. The Company currently derives its business from a large number of customers, and is not dependent on any large customer for more than 2% of its revenues. During 1995, the Company's ten largest customers accounted for $6.4 million, or 6.8% of total sales. While a single dispatch office may derive a substantial percentage of its revenues from a single customer, the loss of that customer would not have a significant impact on the Company's revenues. During 1995, the Company provided temporary workers to in excess of 29,000 customers. Labor Ready filled more than 800,000 work orders in 1995.

    Many customers use Labor Ready as a screening device for future hires. Because Labor Ready does not charge a fee if a customer hires a Company worker, customers on occasion send prospective employees to the Company with a specific request for temporary assignment to their business. Customers thereby have the opportunity to observe the prospective employee in an actual working situation, and minimize expenses involved in employee turnover and personnel agency fees.

    BILLING AND COLLECTIONS. The Company has implemented a credit policy which allows new customers to establish an account with a $2,500 initial credit limit. Workers may be dispatched to a new customer's job site when a credit application is completed and signed. Thereafter, the Company obtains credit reports and bank references to evaluate whether additional credit is justified. The credit department processes applications within 24 hours and if information indicates credit risk, the account will be placed on a "hold" status and no further business can be conducted until the credit risk is resolved. This policy is designed to limit the Company's exposure to $2,500 for a new account. When the credit risk is resolved, the account will be granted a credit line up to $5,000. If the account requires higher credit limits, the credit department will expand its credit investigation to justify such increase by completing trade reference verification, analysis of financial statements and tax returns. Once a customer has reached 75% of its credit limit, the customer screen on the Company's information system has a red warning to alert dispatch office personnel to more closely monitor the activity of the customer.

    SALES AND MARKETING. Generally, each dispatch office is responsible for its own sales and marketing efforts. The general manager is primarily responsible for customer service and sales, but most branch employees are also involved in customer sales and marketing. Each dispatch office maintains databases for area businesses for telemarketing and direct mail. The Company expects each dispatch office to mail 300 to 500 pieces of direct mail a week with follow-up to be made by the general manager or the customer service representative. The corporate office will conduct an initial mailing of 5,000 to 10,000 pieces to the geographic area to support the new dispatch office opening.

    At the corporate level, the Company is developing coordinated marketing strategies, including the development of national accounts with electronic order entry from the customer's location, centralized dispatch via an 800 number, dissemination of information on local construction activity, advertising campaigns in targeted markets prior to new dispatch office openings, and implementation of a centralized customer service hotline which promotes prompt and professional resolution to customer issues as they arise. In late 1995, the Company hired a national sales manager to develop business with large employers on a national and regional basis. The Company also employs several salespeople who facilitate sales and marketing activities to specific dispatch offices or for specific industries.

    When entering new markets, the Company allows for an initial advertising budget to generate an awareness of the new dispatch office. By opening additional dispatch offices as warranted based on area demographics, the Company can expand and coordinate its marketing efforts and benefit all the dispatch offices in the local area. Marketing is accomplished primarily through personal contacts, direct mail campaigns, and yellow pages advertising. Word of mouth also provides a significant source of new business for the Company. General managers are encouraged to work with other dispatch offices in the same metropolitan area.

    TEMPORARY WORKERS. Most workers find the Company's "Work Today, Paid Today" policy appealing and arrive at the dispatch office early in the morning motivated to put in a good day's work and receive a paycheck at the end of the day. Labor Ready's temporary workers are typically persons who are unemployed or in between jobs. Nearly all are male and most are between the ages of 18 and 40 and live in low income neighborhoods. Most temporary workers have phone numbers, but do not own cars. The average temporary worker works for Labor Ready approximately 90 hours per year.

    The Company's daily pool of temporary workers at each dispatch office generally numbers between 40 and 200, depending upon the time of year. Although the Company is less dependent on weather than in its early years because of a wider dispersion of dispatch offices in different geographic areas of the United States, good weather, nevertheless, brings incrementally more job orders and workers.

    After reviewing work orders for the day, the general manager pre-screens the qualifications of the temporary workers to assure they can perform the work required. Additionally, the individual must be at least 18 years old, physically capable and in apparent good health. The main objective is to dispatch the most suitable workers for the positions available. Dispatch office employees over time come to know most workers at the dispatch office and their capabilities. The Company is an equal opportunity employer.

    Under the Company's "satisfaction guaranteed" policy, replacements for all unsatisfactory workers are promptly provided if the customer notifies the Company within the first two hours of work. Employees who receive two concurrent complaints from customers are generally terminated or reprimanded. The Company will immediately terminate any employee who agrees to take a work order and does not report at the customer's job site. Any use of obscene language, alcohol or drugs on the dispatch office premises or at the job site are grounds for immediate dismissal. In addition, an employee found to be engaging in dishonest acts or filing a false workers' compensation claim will be terminated.

    The Company is responsible for withholding of FICA, Medicare, and federal, state, and, where applicable, city and county payroll taxes from its temporary workers for disbursement to governmental agencies. Additionally, the Company pays federal and state unemployment insurance premiums, and workers' compensation expenses for its temporary employees. See "-- Workers' Compensation."

    RECRUITMENT OF TEMPORARY WORKERS. The Company attracts its pool of temporary workers through flyers, newspaper advertisments, dispatch office displays, and word of mouth. The Company believes its strategy of locating dispatch offices in lower income neighborhoods, with ready access to public transportation, is particularly important in attracting workers.

    The Company's "Work Today, Paid Today" policy is prominently displayed at most dispatch offices and, in the Company's experience, is a highly effective method of attracting temporary workers. Workers also find other Company policies attractive, such as the emphasis on worker safety, Company provided safety equipment, and modest advances for lunch or gas for workers short on cash. Temporary workers are also aware of the Company's no-fee policy toward temporary workers who receive regular position offers from the Company's customers. The possibility of landing a regular position serves as an added incentive to its workers. Finally, dispatch offices generally remain open to ensure workers get paid the same day.

    Management believes that Labor Ready has earned a good reputation with its temporary labor pool because the Company consistently has jobs available and treats these workers with respect, which the Company believes helps attract a motivated and responsive worker pool. As a result, the Company believes referrals by current or former employees who have had good experiences with the Company account for a significant percentage of its temporary workers.

    The Company experiences from time to time during peak periods shortages of available temporary workers. Dispatch offices with a shortage of workers attempt to fill work orders by asking temporary workers to inform friends, relatives and neighbors of the job openings and by identifying prospective workers from the Company's employee data base. On occasion, work orders requiring large numbers of temporary workers will be filled by general managers coordinating with other local dispatch offices.

    MANAGEMENT, EMPLOYEES AND TRAINING. The Company currently employs a total of 62 administrative and executive staff in the corporate office, and 431 people as supervisors, general managers, customer service representatives, district managers, area directors and support staff. General managers report to district managers who in turn report to area directors. The Company is hiring additional supervisory management personnel with experience in managing multilocation operations.

    After extensive interviews and tests, prospective general managers and customer service representatives generally undergo four weeks of training at an existing high-volume dispatch office. The employees then attend Labor Ready University, the Company's training division, located at the dispatch office in Tacoma, Washington. Labor Ready University, formed in 1995 with the mission of training managers and customer service representatives on the skills necessary for operating a dispatch office, is staffed by an experienced training professional. The Company has developed a curriculum, training manuals, and instruction modules for the six-day, rigorous sessions, which include sessions on topics such as marketing, direct mail, credit and collections, workers' compensation and safety. By operating the training center as part of an ongoing dispatch office, the managers and customer service representatives receive training under actual and simulated dispatch conditions. The Company is currently establishing ten certified field training centers located in current dispatch offices where all prospective general managers will attend their initial four weeks training. Department heads from the Company's corporate offices teach topics based on their area of expertise. The Company usually arranges to have an experienced manager participate in the classes to share experiences encountered in operating a dispatch office.

    MANAGEMENT INFORMATION SYSTEMS. The Company has internally developed its own proprietary software system to process all required payroll information and related payroll tax returns, together with other information important to managing thousands of workers and staff in multiple locations. The Company completed the installation in all dispatch offices of the most recent version of this software in 1995. Labor Ready employs five full-time professionals that continually upgrade the systems to add features and enhance operations and reliability. The system will continue to require additional hardware and software to accommodate the Company's operating and information needs while the Company conducts its rapid expansion program.

    The system maintains all of the Company's key databases, from the tracking of work orders to payroll processing to maintaining worker records. The system regularly exchanges key database information between corporate headquarters and dispatch offices, including customer credit information and the tracking of workers' compensation safety claims. Dispatch offices can run a variety of reports on demand, including receivables aging. The Company can also conduct keyword searches in its employee database for certain types of work experience. Regional and area directors can also call into the system and monitor their territories from their laptops. The Company believes its proprietary software system provides Labor Ready with significant competitive advantages over competitors that utilize less sophisticated systems.

    The Company's information system also provides the Company with its key internal controls. All work order tickets are entered into the system at the dispatch office level. No payroll check can be issued at a dispatch office without a corresponding work ticket on the computer system. When a payroll check is issued, the customer's weekly bill and the dispatch office receivables are automatically updated. Printed checks have watermarks and computer-generated signatures that are extremely difficult to duplicate.

    WORKERS' COMPENSATION PROGRAM. The Company maintains workers' compensation insurance, as required by state laws. The Company operates in three states (Washington, Nevada and Ohio) in which the state provides and administers the insurance and the Company is required to pay premiums based on its experience ratings. Other states permit the Company to obtain insurance coverage through a private fronting insurance carrier licensed to do business in those states. In 1995, the Company deposited $4.6 million with a foreign off-shore company for the payment of workers' compensation claims and related claims settlement expenses on claims originating in these states. Through March 31, 1996 an additional $1.5 million was deposited with the foreign offshore company. Claims are administered by a third party administrator retained by the Company. At March 31, 1996, approximately $3.3 million remained on deposit for the payment of future claims and claims settlement expenses which were estimated by the Company at $1.3 million.

    The Company has established a separate department at its corporate headquarters to manage its insurers, third party administrators, and the medical service providers. The Company attempts to resolve claims promptly and generally closes claims within 120 days. To reduce the wage-loss compensation claims, the Company has established a "light duty" return to work program that requires minimal physical exertion within the Company (dispatch office work) or outside assignments (e.g., cafeteria help) to customers. The Company's information system generates weekly workers' compensation loss minimization reports for both corporate and branch location use.

GOVERNMENT REGULATIONS.

    SAFETY PROGRAMS. As an employer, the Company is subject to applicable state and/or federal statutes and administrative regulations pertaining to job site safety. Where states do not have a safety program certified by the federal Occupational Safety & Health Administration ("OSHA"), the Company is subject to the standards prescribed by the federal Occupational Safety & Health Act and rules promulgated by OSHA. However, the temporary employees are generally considered the customer's employees while on the customer's job site for the purpose of applicable safety standards compliance liability.

    In 1995, the Company's accident rate was approximately one incident per 6,000 man hours worked. The Company continues to emphasize safety awareness, which helps control workers' compensation costs, through training of its management employees and office staff, safety sessions with employees, issuing of safety equipment, monitoring of job sites, and communicating with customers to assure that the job request order is one that can be safely accomplished. Temporary workers are trained in safety procedures primarily by showing safety tapes at the beginning of each day. Bulletin boards with safety-related posters are prominently displayed. "Tailgate" safety training sessions are conducted at the manager's and regional safety director's discretion.

    The Company maintains its own inventory of safety equipment at each dispatch office. Standard equipment includes hard hats, metal tipped boots, gloves, back braces, ear plugs, and safety goggles. Equipment is checked out to workers as appropriate. All construction jobs require steel-toed boots and a hard hat. The manager ensures that workers take basic safety equipment to job sites.

    Office personnel are trained to discuss job safety parameters with customers on incoming work order calls. Managers conduct job site visits for new customer job orders and periodic "spot checks" for existing customers to review safety conditions at job sites. Workers are encouraged to report unsafe working conditions to the Company.

    WAGE AND HOUR REGULATION. Labor Ready is required to comply with applicable state and federal wage and hour laws. These laws require the Company to pay its employees minimum wage and to pay overtime at applicable rates of pay when the employee works more than forty hours in a work week. In some states, overtime pay may be required after eight or ten hours of work in a day.

COMPETITION

    The temporary services industry is highly fragmented and highly competitive, with limited barriers to entry. A large percentage of temporary staffing companies are local operations with fewer than five offices. Within local or regional markets, these firms actively compete with the Company for business. The primary basis of competition among local firms is price and, to a lesser extent, service. While entry into the market has limited barriers, lack of working capital frequently limits growth of smaller competitors.

    Although there are several very large full-service and specialized temporary labor companies competing in national, regional and local markets, to date, those companies have not aggressively expanded in the Company's targeted market segment. Many of these competitors have substantially greater financial and marketing resources than those of the Company. One or more of these competitors may decide at any time to enter or expand their existing activities in the light industrial market and provide new and increased competition to the Company. The Company believes that, among the larger competitors, the primary competitive factors in obtaining and retaining customers are the cost of the temporary labor, the quality of the temporary workers provided, the responsiveness of the temporary labor company, and the number and location of offices. The availability to the Company's customers of multiple temporary service providers creates significant pricing pressure as competitors compete for the available demand, and this pricing pressure adversely impacts operating margins.

TRADEMARKS

    The Company's business is not presently dependent on any patents, licenses, franchises, or concessions. "Labor Ready," the "LR" logo and the service mark "Work Today, Paid Today" are registered with the U.S. Patent and Trademark Office.

PROPERTIES

    The Company leases virtually all of its dispatch offices. Dispatch office leases generally generally permit the Company to terminate on 30 days notice and upon payment of three months rent. Certain leases have a minimum one year term and require additional payments for taxes, insurance, maintenance and renewal options.

    In February 1995, the Company purchased a labor dispatch building which also serves as a training center and warehouse facility for supplies and storage in Tacoma, Washington. The Company also owns a 24,000 square foot facility in Tacoma, Washington which serves as its headquarters and administrative office building. In early May 1996, the Company agreed, subject to approval of the Board of Directors and certain of the Company's lenders, to purchase a 44,000 square foot office building and adjoining 10,000 square foot print shop in Tacoma, Washington to accommodate the Company's continuing expansion. The Company's prior facility in Tacoma is for sale and is not currently in use. The Company also owns dispatch buildings in Kent, Washington, and Kansas City, Missouri. Management believes all of the Company's facilities are currently suitable for their intended use.

LEGAL PROCEEDINGS

    The Company is not currently subject to any material legal proceedings. The Company may from time to time become a party to various legal proceedings arising in the normal course of its business. These actions could include employee-related issues and disputes with customers. The Company carries insurance for actions or omissions of its temporary employees. Since the temporary workers are under the supervision of the customer or its employees, the Company believes the terms of its contracts with its customers, which provide that the customers are responsible for all actions or omissions of the temporary workers, limit the Company's liability. Nevertheless, any future claims are subject to the uncertainties related to litigation and the ultimate outcome of any such proceedings or claims cannot be predicted. See "Risk Factors
- -- Liability for Acts of Temporary Workers."

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY PERSONNEL

    The names, ages and positions of the directors, executive officers and certain key employees of the Company are listed below along with their business experience during the past five years. The business address of all executive officers of the Company is 2156 Pacific Avenue, Tacoma, Washington 98402. All of these individuals are citizens of the United States. The Company's Board of Directors currently consists of five directors. Directors are elected at the annual meeting of shareholders to serve until they resign or are removed, or are otherwise disqualified to serve, or until their successors are elected and qualified. Executive officers of the Company are appointed at the Board's first meeting after each annual meeting of the shareholders. No family relationships exist among any of the directors or executive officers of the Company, except that Todd A. Welstad is the son of Glenn A. Welstad.

                        NAME                              AGE                           POSITION
- -----------------------------------------------------  ---------  -----------------------------------------------------
Glenn A. Welstad.....................................     52      Chairman of the Board, Chief Executive Officer and
                                                                   President
Ralph E. Peterson....................................     62      Director, Chief Financial Officer, and Assistant
                                                                   Secretary
Robert J. Sullivan...................................     65      Director
Thomas E. McChesney..................................     49      Director
Ronald L. Junck......................................     48      Director and Secretary
Scott J. Sabo........................................     35      Director of Operations
Todd A. Welstad......................................     27      Director of Management Information Systems
Keith T. Terrano.....................................     40      Director of Risk Management

    GLENN A. WELSTAD has served as the Company's Chairman of the Board of Directors, Chief Executive Officer and President since February 1988. Prior to joining the Company, Mr. Welstad was an officer of Body Toning, Inc., W.I.T. Enterprises, and Money Mailer from February 1987 to March 1989. In 1969 Mr. Welstad founded Northwest Management Corporation, a holding company for restaurant operations. Over the course of 15 years, Mr. Welstad expanded the operations to twenty-two locations in five states, which included eight Hardee's Hamburger Restaurants as well as pizza and Mexican restaurants. In March 1984, Mr. Welstad sold his ownership interest in Northwest Management Corporation.

    RALPH E. PETERSON has served as a director and Chief Financial Officer and Assistant Secretary of the Company since January 1996. Prior to joining the Company he served as Executive Vice President and Chief Financial Officer of Rax Restaurants, Inc. from December 1991 until August 1995. Rax Restaurants, Inc. entered Chapter 11 bankruptcy on November 23, 1992 and emerged from bankruptcy pursuant to a plan of reorganization on November 8, 1993. From April 1983 to his retirement in December 1991, Mr. Peterson was Executive Vice President and Chief Financial Officer and a director of Hardee's Food Systems, Inc., a restaurant company operating and franchising over 4,000 restaurants located throughout the United States and abroad.

    ROBERT J. SULLIVAN has served as a director of the Company since November 1994. Prior to joining the Company he served as a financial consultant of the Company from July 1993 to June 1994. Mr. Sullivan served as Chief Financial Officer of Unifast Industries, Inc. from June 1990 to November 1991, and General Manager of Reserve Supply Company of Long Island from July 1992 to December 1993.

    THOMAS E. MCCHESNEY has served as a director of the Company since July 1995. In January 1996, Mr. McChesney became associated with Bathgate and McColley Capital, L.L.C. Mr. McChesney is also a director of Ciclo Sports Shop, Inc., Firstlink Communications, Inc. and THISoftware Co., Inc. Previously, Mr. McChesney was an officer and director of Paulson Investment Co. and Paulson Capital Corporation from March 1977 to June 1995.

    RONALD L. JUNCK has served as a director and Secretary of the Company since November 1995. He is an attorney in Phoenix, Arizona where he has specialized in business law and commercial transactions since 1974. Mr. Junck serves as legal counsel to the Company and received $184,269 for legal services during 1995.

    SCOTT J. SABO has served as Director of Operations of the Company since February 1995. Mr. Sabo joined the Company June 1990 and held positions within the Company as a customer service representative, sales manager, branch manager and area director before being promoted to Regional Director, Eastern Region in June 1994. Prior to joining the Company he was employed by Labor World, a national temporary labor service company, from April 1987 to May 1990, as a branch manager.

    TODD A. WELSTAD has served as Director of Management Information Systems of the Company since October 1994. Mr. Welstad joined the Company in January 1994 as the manager of the Tacoma branch office and in August 1994 was promoted to a Systems Analyst in the MIS Department. Prior to joining the Company he was employed as a Technical Supervisor at Micro-Rel, a division of Medtronics from February 1989 to December 1994.

    KEITH T. TERRANO has served as Director of Risk Management of the Company since April 1996. Prior to joining the Company he was Vice President of Cornerstone Insurance Company and Senior Director of Risk Management of Hillhaven Corporation from October 1987 to March 1996.

APPOINTMENT OF DIRECTORS

    Pursuant to the terms of the Shareholders Agreement (the "Shareholders Agreement") entered into as of October 31, 1995, between Allied Investment Corporation, Allied Investment Corporation II, Allied Capital Corporation II (collectively referred to herein as "Allied"), Seacoast Capital Partners Limited Partnership ("Seacoast"), Glenn A. Welstad, John R. Coghlan, Coghlan Family Corporation, and the Company, Allied and Seacoast may collectively appoint one of the Company's directors. To date they have not appointed a director.

    The Company has established a Compensation Committee and an Audit Committee, the majority of members of which are independent, outside directors. Messrs. Junck (Chairman), Sullivan and Welstad are members of the Compensation Committee, and Messrs. Sullivan, Peterson and McChesney are members of Audit Committee.

INDEMNIFICATION OF DIRECTORS

    The Washington Business Corporation Act (the "Washington Business Act") provides that a company may indemnify its directors and officers as to certain liabilities. The Company's Articles of Incorporation and By-laws provide for the indemnification of its directors and officers to the fullest extent permitted by law. The effect of such provisions is to indemnify the directors and officers of the Company against all costs, expenses and liabilities incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with the Company, to the fullest extent permitted by law.

                             PRINCIPAL SHAREHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of the Common Stock, Preferred Stock, and total voting stock (which includes the Common Stock and Preferred Stock, the "Voting Stock") as of May 1, 1996, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, for (i) each person known to the Company to own beneficially 5% or more of each class of the Company's outstanding Voting Stock, as of May 1, 1996, (ii) each director of the Company, (iii) each executive officer of the Company required to be identified as a Named Executive Officer pursuant to Item 402 of Regulation S-K and (iv) all officers and directors of the Company as a group. Except as otherwise noted, the named beneficial owner has sole voting and investment power. See "Management" for a description of each individual's position with the Company, if any.


                                                                   SHARES BENEFICIALLY      SHARES BENEFICIALLY
                                                                     OWNED PRIOR TO           OWNED AFTER THE
                                                                       OFFERING(1)              OFFERING(1)
NAME & ADDRESS (IF APPLICABLE)                                   -----------------------  -----------------------
OF BENEFICIAL OWNER                            TITLE OF CLASS      NUMBER      PERCENT      NUMBER      PERCENT
- -------------------------------------------  ------------------  ----------  -----------  ----------  -----------
Glenn A. Welstad ..........................  Common Stock         1,214,171       20.0%    1,214,171       16.4%
 2342 Tacoma Ave. S.                         Preferred Stock        872,325       68.1       872,325       68.1
 Tacoma, WA 98402                            Voting Stock         2,086,496       28.4     2,086,496      24.13
Robert J. Sullivan ........................  Common Stock             9,000       *            9,000       *
                                             Preferred Stock              0        0.0             0        0.0
                                             Voting Stock             9,000       *            9,000       *
Thomas E. McChesney (2)....................  Common Stock            29,158       *           29,158       *
                                             Preferred Stock              0        0.0             0        0.0
                                             Voting Stock            29,158       *           29,158       *
Ronald L. Junck............................  Common Stock            46,158       *           46,158       *
                                             Preferred Stock              0        0.0             0        0.0
                                             Voting Stock            46,158       *           46,158       *
Ralph E. Peterson (3)......................  Common Stock            20,000       *           20,000       *
                                             Preferred Stock              0        0.0             0        0.0
                                             Voting Stock            20,000       *           20,000       *
John R. Coghlan (4) .......................  Common Stock           530,794        8.7       405,794        5.5
 5102 S. Morrill Lane                        Preferred Stock              0        0.0             0        0.0
 Spokane, WA 99223                           Voting Stock           530,794        7.2       405,794        4.7
Seacoast Capital Partners (5) .............  Common Stock           341,184        5.3     341,184 0        4.4
 Limited Partnership                         Preferred Stock              0        0.0       341,184        0.0
 55 Ferncroft Rd.                            Voting Stock           341,184        4.4                      3.7
 Danvers, Massachusetts 01923
Allied Investment Corporation (6) .........  Common Stock           341,184        5.3       341,184        4.4
 1666 K St., N.W., Suite 901                 Preferred Stock              0        0.0             0        0.0
 Washington D.C. 20006                       Voting Stock           341,184        4.4       341,184        3.7
Pauline L. Ferrell ........................  Common Stock           118,302        2.0       118,302        1.6
 6736 N. 58th                                Preferred Stock        165,033       12.9       165,033       12.9
 Scottsdale, AZ 85253                        Voting Stock           283,334        3.9       283,334        3.2
Sandra F. Jacques, Trustee ................  Common Stock                 0        0.0             0        0.0
 M. Jack Ferrell Trust                       Preferred Stock        165,032       12.9       165,032       12.9
 c/o David Hega                              Voting Stock           165,032        2.2       165,032        1.9
 2800 North Central, #1100
 Phoenix, AZ 85004

                                                                   SHARES BENEFICIALLY      SHARES BENEFICIALLY
                                                                     OWNED PRIOR TO           OWNED AFTER THE
                                                                       OFFERING(1)              OFFERING(1)
NAME & ADDRESS (IF APPLICABLE)                                   -----------------------  -----------------------
OF BENEFICIAL OWNER                            TITLE OF CLASS      NUMBER      PERCENT      NUMBER      PERCENT
- -------------------------------------------  ------------------  ----------  -----------  ----------  -----------
Dwight G. Enget ...........................  Common Stock            23,900       *           23,900       *
 3400 S. Mill Ave., Suite 128                Preferred Stock         78,734        6.1%       78,734        6.1%
 Tempe, Arizona 85286                        Voting Stock           102,634        1.4       102,634        1.2
All Officers and Directors as a Group (5     Common Stock         1,318,487       21.7     1,318,487       17.9
 individuals)..............................  Preferred Stock        872,325       68.1       872,325       68.1
                                             Voting Stock         2,190,812       29.8     2,190,812       25.3


- ------------------------
 *  Less than 1%.

(1) Beneficial ownership is calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act of 1934, as amended (the "Exchange Act") and includes shares of Common Stock issuable upon exercise of options, warrants, and other securities convertible into or exchangeable for Common Stock ("Convertible Securities") currently exercisable or exercisable within 60 days of May 1, 1996.

(2) Includes 19,158 shares of Common Stock held individually by Thomas E. McChesney and 10,000 shares of Common Stock held by his wife, Elizabeth R. McChesney.

(3) Includes currently exercisable options to purchase 10,000 shares of Common Stock at $11.90 per share.

(4) Includes 75,294 shares of Common Stock held individually by John Coghlan and 455,500 shares of Common Stock held by the Coghlan Family Corporation, a Washington corporation, of which John Coghlan is President. 125,000 shares of Common Stock will be sold by the Coghlan Family Corporation under Rule 144 prior to consummation of the offering.

(5) Represents shares of Common Stock issuable upon exercise of a warrant that is currently exercisable. The exercise price of the warrant is $11.67 per share and the warrant expires on October 31, 2002.

(6) Represents shares of Common Stock issuable upon exercise of warrants held by Allied Investment Corporation for 180,828 shares, Allied Investment Corporation II for 88,707 shares, and Allied Capital Corporation II for 71,649 shares, a family of investment companies whose investments are managed by Allied Capital Corporation. The exercise price of the warrants is $11.67 per share and the warrants expire on October 31, 2002.

                              CERTAIN TRANSACTIONS

    In December 1992, two Washington corporations, P.N.L.F., Inc. ("PNLF") and Labor Ready of So. Calif., Inc. ("LRSC") merged with and into the Company, which was the surviving corporation. As a result of the merger with PNLF, the Company acquired the remaining outstanding securities of Labor Ready Franchise Development Corp., Inc. ("LRFD") with the result that LRFD became a wholly-owned subsidiary of the Company. Each of PNLF, LRSC and LRFD were owned in part by Messrs. Glenn A. Welstad, John R. Coghlan, then an officer and director and beneficial owner of greater than 5% of the Company's Common Stock, and M. Jack Ferrell (deceased), then a director and owner of more than 5% of the Company's Common Stock. Consideration for the mergers and the stock purchase was shares of the Company's Common Stock and shares of the Company's Preferred Stock. Mr. Ferrell's wife, Pauline Ferrell, owns 118,302 shares of Common Stock and 165,032 shares of Preferred Stock. The M. Jack Ferrell Trust owns 165,032 shares of Preferred Stock. As a result of these transactions, Mr. Welstad received 361,507 shares of the Company's Preferred Stock and 375,000 shares of the Company's Common Stock, and Mr. Coghlan and Mr. Ferrell each received 220,043 shares of the Company's Preferred Stock and 375,000 shares of the Company's Common Stock.

    In March 1994, the Company's franchise subsidiary, LRFD, entered into a franchise agreement with Labor Force of Minnesota, Inc. ("Labor Force"), a company owned by Glenn A. Welstad's brother-in-law, Myron D. Thompson. LRFD granted Labor Force a limited, nonassignable license to use the Company's proprietary software and to employ the Company's methods and techniques of doing business in Minnesota's Hennepin and Ramsey counties. In exchange for these rights Labor Force paid LRFD royalties, equal to 2.0% of its gross receipts, of $50,976 and $42,896 for 1994 and 1995.

    In 1995, Glenn A. Welstad loaned the Company $70,000 for 20 days at 12.0% interest and $195,686 for 42 days at 12.0% interest, and John R. Coghlan loaned the Company $74,000 for 20 days at 12.0% interest and $65,000 for 7 days at 12.0% interest. The loans were unsecured and believed by management to be on comparable or more favorable terms than those available from unrelated third parties.

    As the Company's Director of Management Information Systems, in 1994, Mr. Todd A. Welstad was granted options to purchase 4,500 shares of Common Stock at an exercise price of $2.98 per share. In 1995, Mr. Welstad was granted options to purchase 1,200 shares at an exercise price of $11.19 per share and 400 shares at an exercise price of $13.60 per share.


    Upon appointment as the Company's Chief Financial Officer in January 1996, Mr. Ralph E. Peterson was granted options to purchase 50,000 shares of Common Stock at $11.90 per share.


                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, no par value, and 5,000,000 shares of preferred stock.

COMMON STOCK

    As of May 1, 1996, the Company had 6,066,633 outstanding shares of Common Stock held by 639 holders of record. Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders and have no cumulative voting rights. Holders of Common Stock are not entitled to preemptive, subscription or sinking fund rights. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Common Stock will be entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Price Range of Common Stock and Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock will be entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference to any then outstanding preferred stock.

PREFERRED STOCK

    The preferred stock is issuable in one or more series, each with such designations, preferences, rights, qualifications, limitations and restrictions as the Board of Directors of the Company may determine and set forth in supplemental resolutions at the time of issuance, without further shareholder action.

    In accordance with the Company's Articles of Incorporation, the Board of Directors has authorized one series of preferred stock designated as Series A Preferred Stock, $0.667 par value (the "Preferred Stock"). At May 1, 1996, the Company had 1,281,123 outstanding shares of the Preferred Stock held by 6 holders of record.

    Each share of Preferred Stock entitles the holder thereof to one vote in all matters submitted to a vote of the shareholders of the Company. The Preferred Stock votes with the Common Stock as a single class unless the action being considered involves a change in the rights of the Preferred Stock. The Preferred Stock bears a cumulative annual dividend rate of 5% accrued on December 31 of each year, is redeemable at any time at par value plus accumulated dividends at the option of the Company, and contains a preferential liquidation distribution equivalent to the par value plus all accumulated but unpaid dividends.

CERTAIN ARTICLES OF INCORPORATION, BYLAWS AND STATUTORY PROVISIONS AFFECTING SHAREHOLDERS

    SPECIAL MEETINGS OF SHAREHOLDERS; SHAREHOLDER ACTION BY WRITTEN CONSENT

    The Company's Articles of Incorporation permit any action required or permitted to be taken by the Company's shareholders to be effected at a duly called annual or special meeting of shareholders or by unanimous consent in writing. Additionally, the Articles of Incorporation and Bylaws authorize special meetings of the shareholders of the Company to be called by any officer, the Board of Directors or one or more shareholders holding at least 10% of the shares entitled to vote on any issued proposed to be considered.

REGISTRATION RIGHTS

    The Company is obligated to register under the Securities Act of 1933, as amended, shares of Common Stock underlying outstanding warrants and shares of Common Stock sold by the Company in prior private placements. In connection with such obligation, the Company currently has an effective registration statement covering approximately 2.0 million shares of Common Stock for resale by the holders thereof. The Company plans to terminate such registration statement in June 1996 and to file a new registration statement covering such shares after completion of this offering. See "Risk Factors -- Shares Eligible for Future Sale."

TRANSFER AGENT AND REGISTRAR

    The Company's transfer agent and registrar for its Common Stock is TranSecurities International, Inc., located in Spokane, Washington.

                                  UNDERWRITING

    The underwriters named below (the "Underwriters") acting through their Representative, Van Kasper & Company, have severally agreed on the terms and subject to the conditions of an Underwriting Agreement with the Company to purchase from the Company the number of shares of Common Stock set forth opposite their respective names:

                                                                               NUMBER OF
NAME OF UNDERWRITER                                                              SHARES
- -----------------------------------------------------------------------------  ----------
Van Kasper & Company.........................................................

                                                                               ----------
Total........................................................................
                                                                               ----------
                                                                               ----------

    The shares of Common Stock are being offered by the Underwriters named herein, subject to receipt and acceptance by them, to their right to reject any order in whole or in part, and to certain other conditions. The Underwriters are committed to purchase all of the above shares of Common Stock if any are purchased.

    The Representative has advised the Company that the Underwriters propose to offer the shares of Common Stock to the public initially at the offering price set forth on the cover page of this Prospectus and to certain dealers at that price less a concession not in excess of $ per share, and that the Underwriters and such dealers may reallow to certain dealers, including any Underwriters, a discount not in excess of $ per share. After the initial offering, the public offering price, concessions and reallowance to dealers may be changed by the Representatives as a result of market conditions or other factors.

    The Company has granted an option to the Underwriters, exercisable by the Representative within 45 days after the date of this Prospectus, to purchase up to 150,000 additional shares of Common Stock at the initial offering price, less underwriting discounts and commissions. The Representative may exercise the over-allotment option solely for the purpose of covering over-allotments, if any, incurred in the sale of the shares of Common Stock offered hereby. To the extent that the over-allotment option is exercised, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of the additional shares as the number of shares to be purchased and offered by that Underwriter in the above table bears to the total.

    The Company, all of its executive officers and directors who own Common Stock and certain beneficial owners of the Common Stock have agreed, subject to certain exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock, now owned or hereafter acquired, for a period of up to 180 days after the date of this Prospectus without the prior written consent of the Representative.

    The Underwriting Agreement contains covenants of indemnity among the Underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

    The validity of the shares offered hereby will be passed upon for the Company by Preston Gates & Ellis, Seattle, Washington. Certain legal matters arising in connection with this offering will be passed upon for the Underwriters by Ryan Swanson & Cleveland, Seattle, Washington.

                                    EXPERTS

    The financial statements included in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the Securities and Exchange Commission ("Commission"). Reports, proxy statements, and other information filed by the Company can be inspected at the public reference facilities of the SEC, Judiciary Plaza, 450 Fifth Street Northwest, Washington, D.C. 20549, as well as the following Regional Offices: 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies can be obtained by mail at prescribed rates. Requests should be directed to the SEC's Public Reference Section, Judiciary Plaza, 450 Fifth Street Northwest, Washington, D.C. 20549.

    The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto filed with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. The Registration Statement, including exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies may be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to the exhibit for a more complete description of the matter involved.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The documents listed below have been filed by the Company under the Securities Exchange Act of 1934, as amended, with the Commission and are incorporated herein by reference:


    1. Annual Report on Form 10-K and Form 10-KA for the fiscal year ended December 31, 1995; and


    2. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock; such documents shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents.

    Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    Copies of all documents that are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral requests. Requests should be directed to the Assistant Secretary of the Company, 2156 Pacific Avenue, Tacoma, WA 98402, telephone (206) 383-9101.

                               LABOR READY, INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Report of Independent Certified Public Accountants.........................................................  F-2
Consolidated Balance Sheets at December 31, 1994 and 1995 and March 31, 1996...............................  F-3
Consolidated Statements of Operations for the Years Ended December 31, 1993, 1994 and 1995 and for the
 Three Months Ended March 31, 1995 and 1996................................................................  F-5
Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 1993, 1994 and 1995 and
 for the Three Months Ended March 31, 1995 and 1996........................................................  F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and 1995 and for the
 Three Months Ended March 31, 1995 and 1996................................................................  F-7
Notes to Consolidated Financial Statements.................................................................  F-9

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Shareholders of
Labor Ready, Inc.

    We have audited the accompanying consolidated balance sheets of Labor Ready, Inc. and subsidiaries as of December 31, 1994 and 1995 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Labor Ready, Inc. and subsidiaries at December 31, 1994 and 1995 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Spokane, Washington                                             BDO Seidman, LLP
May 1, 1996

                               LABOR READY, INC.

                          CONSOLIDATED BALANCE SHEETS

                 DECEMBER 31, 1994 AND 1995 AND MARCH 31, 1996

                             ASSETS (NOTES 3 AND 5)

                                                                                    DECEMBER 31,
                                                                            ----------------------------
                                                                                1994           1995
                                                                            -------------  -------------    MARCH 31,
                                                                                                              1996
                                                                                                          -------------
                                                                                                           (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents...............................................  $     603,977  $   5,359,113  $   2,959,779
  Accounts receivable, less allowance for doubtful accounts of $365,927,
   $868,607 and $1,100,304 (Notes 3 and 13)...............................      5,162,830     12,182,806     11,636,043
  Workers' compensation deposits and credits (Note 2).....................      1,337,369      1,886,644      2,206,644
  Prepaid expenses and other..............................................        348,814        602,052        875,753
  Deferred income taxes (Note 10).........................................        118,590        698,930        542,000
                                                                            -------------  -------------  -------------
    Total current assets..................................................      7,571,580     20,729,545     18,220,219
                                                                            -------------  -------------  -------------

PROPERTY AND EQUIPMENT (Note 4):
  Buildings and land......................................................        366,920      1,536,086      1,623,321
  Computers and software..................................................        704,150      2,005,985      2,770,920
                                                                            -------------  -------------  -------------
                                                                                1,071,070      3,542,071      4,394,241
  Less accumulated depreciation...........................................        244,497        690,648        839,018
                                                                            -------------  -------------  -------------
    Property and equipment, net...........................................        826,573      2,851,423      3,555,223
                                                                            -------------  -------------  -------------

OTHER ASSETS:
  Intangible assets, less amortization of $69,020, $114,588 and
   $124,483...............................................................        191,431        962,632        952,737
  Workers' compensation deposits and credits, less current portion (Note
   2).....................................................................        105,832      1,427,905      2,091,000
  Deferred income taxes (Note 10).........................................         94,366         16,477         99,000
  Other...................................................................        122,194        193,653        193,723
                                                                            -------------  -------------  -------------
    Total other assets....................................................        513,823      2,600,667      3,336,460
                                                                            -------------  -------------  -------------
Total assets (Notes 3 and 5)..............................................  $   8,911,976  $  26,181,635  $  25,111,902
                                                                            -------------  -------------  -------------
                                                                            -------------  -------------  -------------

          See accompanying notes to consolidated financial statements.

                               LABOR READY, INC.

                          CONSOLIDATED BALANCE SHEETS

                 DECEMBER 31, 1994 AND 1995 AND MARCH 31, 1996

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                                    DECEMBER 31,
                                                                            ----------------------------
                                                                                1994           1995
                                                                            -------------  -------------    MARCH 31,
                                                                                                              1996
                                                                                                          -------------
                                                                                                           (UNAUDITED)
CURRENT LIABILITIES:
  Checks issued against future deposits...................................  $    --        $     514,842  $     886,833
  Accounts payable........................................................        364,639      1,118,081      1,313,375
  Accrued wages and related expenses......................................        821,487      1,588,147      1,458,105
  Workers' compensation claims (Note 2)...................................        708,869      1,943,338      2,051,769
  Income taxes payable (Note 10)..........................................        497,000      1,161,000       --
  Note payable (Note 3)...................................................      3,160,580      1,591,206      1,428,158
  Current maturities of long-term debt (Note 4)...........................         78,291         39,117         41,318
                                                                            -------------  -------------  -------------
    Total current liabilities.............................................      5,630,866      7,955,731      7,179,558
                                                                            -------------  -------------  -------------

LONG-TERM LIABILITIES:
  Long-term debt, less current maturities (Note 4)........................        244,250        953,937        942,227
  Subordinated debt, less unamortized discount of $1,259,377 and
   $1,213,303 (Note 5)....................................................       --            8,740,623      8,786,697
  Convertible debentures (Note 7).........................................         75,000       --             --
                                                                            -------------  -------------  -------------
    Total long-term liabilities...........................................        319,250      9,694,560      9,728,924
                                                                            -------------  -------------  -------------
    Total liabilities.....................................................      5,950,116     17,650,291     16,908,482
                                                                            -------------  -------------  -------------

Commitments and contingencies (Note 11)
SHAREHOLDERS' EQUITY:
  Preferred stock, $0.667 par value (Note 8): 5,000,000 shares authorized;
   issued and outstanding 1,281,123 shares................................        854,082        854,082        854,082
    Common stock, no par value (Note 9) 25,000,000 shares authorized;
     issued and outstanding, 4,971,594, 5,879,133 and 6,030,633 shares....      3,540,187      7,116,422      7,489,635
    Cumulative foreign currency translation adjustment....................         (2,853)       (28,707)       (33,844)
  Retained earnings (accumulated deficit).................................     (1,429,556)       589,547       (106,453)
                                                                            -------------  -------------  -------------
    Total shareholders' equity............................................      2,961,860      8,531,344      8,203,420
                                                                            -------------  -------------  -------------
    Total liabilities and shareholders' equity............................  $   8,911,976  $  26,181,635  $  25,111,902
                                                                            -------------  -------------  -------------
                                                                            -------------  -------------  -------------

          See accompanying notes to consolidated financial statements.

                               LABOR READY, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

            FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND
               FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996

                                                                                            THREE MONTHS
                                                                                               ENDED
                                                 YEAR ENDED DECEMBER 31,                     MARCH 31,
                                       -------------------------------------------  ----------------------------
                                           1993           1994           1995           1995           1996
                                       -------------  -------------  -------------  -------------  -------------
                                                                                            (UNAUDITED)
Revenues from services...............  $  15,658,832  $  38,950,683  $  94,361,629  $  12,617,752  $  26,093,924
Costs and expenses:
  Cost of services...................     12,400,599     30,712,945     76,642,962     10,494,339     22,207,458
  Selling, general and
   administrative....................      2,651,702      6,592,555     13,639,034      2,495,051      4,500,319
Interest and other, net..............        353,569        457,378        866,113        164,386        435,471
                                       -------------  -------------  -------------  -------------  -------------
Income (loss) before taxes on income
 and extraordinary item..............        252,962      1,187,805      3,213,520       (536,025)    (1,049,324)
Taxes on income (Note 10)............         31,775        336,000      1,151,713       (182,249)      (364,000)
                                       -------------  -------------  -------------  -------------  -------------
Income (loss) before extraordinary
 item................................        221,187        851,805      2,061,807       (353,776)      (685,324)
Extraordinary item -- forgiveness of
 debt (net of income tax effect of
 $24,635)............................         47,821       --             --             --             --
                                       -------------  -------------  -------------  -------------  -------------
Net income (loss)....................  $     269,008  $     851,805  $   2,061,807  $    (353,776) $    (685,324)
                                       -------------  -------------  -------------  -------------  -------------
                                       -------------  -------------  -------------  -------------  -------------
Earnings per common share:
  Income (loss) before extraordinary
   item..............................  $        0.06  $        0.19  $        0.35  $        (.07) $        (.12)
  Extraordinary item.................           0.01             --             --             --             --
                                       -------------  -------------  -------------  -------------  -------------
  Net income (loss)..................  $        0.07  $        0.19  $        0.35  $        (.07) $        (.12)
                                       -------------  -------------  -------------  -------------  -------------
                                       -------------  -------------  -------------  -------------  -------------
  Weighted average shares
   outstanding.......................      3,668,585      4,363,303      5,794,912      5,097,358      5,948,628
                                       -------------  -------------  -------------  -------------  -------------
                                       -------------  -------------  -------------  -------------  -------------

                See notes to consolidated financial statements.

                               LABOR READY, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

            FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND
                   FOR THE THREE MONTHS ENDED MARCH 31, 1996

                                                                                                               CUMULATIVE
                                                                                                  RETAINED       FOREIGN
                                                 COMMON STOCK            PREFERRED STOCK          EARNINGS      CURRENCY
                                           ------------------------  ------------------------   (ACCUMULATED   TRANSLATION
                                             SHARES       AMOUNT       SHARES       AMOUNT        DEFICIT)     ADJUSTMENT
                                           ----------  ------------  ----------  ------------  --------------  -----------
BALANCE, January 1, 1993.................   2,524,902  $  1,819,756   1,504,632  $  1,003,088   $ (2,606,516)  $   --
  Net income for the year................      --           --           --           --             269,008       --
  Common Stock exchanged for:
    Equipment from related party.........      60,000         8,000      --           --             --            --
    Notes................................     142,500        95,000      --           --             --            --
    Services.............................       8,100         2,850      --           --             --            --
    Real estate..........................      49,341        37,500      --           --             --            --
    Software.............................       4,500         7,500      --           --             --            --
  Common Stock sold for cash.............      22,500        11,250      --           --             --            --
  Common Stock options exercised.........   1,079,310       143,908      --           --             --            --
  Debentures converted...................      13,158        10,000      --           --             --            --
  Preferred Stock dividend...............      --           --           --           --             (50,154)      --
                                           ----------  ------------  ----------  ------------  --------------  -----------
BALANCE, December 31, 1993...............   3,904,311     2,135,764   1,504,632     1,003,088     (2,387,662)      --
  Net income for the year................      --           --           --           --             851,805       --
  Debentures converted...................     356,843       271,200      --           --             --            --
  Common Stock issued from private
   placement.............................     712,440     1,130,223      --           --             --            --
  Preferred Stock canceled...............      --           --         (223,509)     (149,006)       149,006       --
  Common Stock canceled on lapsing
   subscriptions.........................      (3,000)       (2,000)     --           --             --            --
  Common Stock issued for services.......       1,500         5,000      --           --             --            --
  Foreign currency translation
   (unaudited)...........................      --           --           --           --             --             (2,853)
  Preferred Stock dividend...............      --           --           --           --             (42,705)      --
                                           ----------  ------------  ----------  ------------  --------------  -----------
BALANCE, December 31, 1994...............   4,972,094     3,540,187   1,281,123       854,082     (1,429,556)       (2,853)
  Net income for the year................      --           --           --           --           2,061,807       --
  Common Stock issued on conversion of
   debt..................................     149,402       382,364      --           --             --            --
  Common Stock issued for 401(k) Plan....       1,197         7,679      --           --             --            --
  Common Stock issued from private
   placement.............................      14,000        69,998      --           --             --            --
  Common Stock issued on warrants
   exercised.............................     712,440     1,781,100      --           --             --            --
  Common Stock issued on the exercise of
   options...............................      30,000        45,000      --           --             --            --
  Detachable stock warrants..............      --         1,290,094      --           --             --            --
  Preferred Stock dividend...............      --           --           --           --             (42,704)      --
  Foreign currency translation...........      --           --           --           --             --            (25,854)
                                           ----------  ------------  ----------  ------------  --------------  -----------
BALANCE, December 31, 1995...............   5,879,133     7,116,422   1,281,123       854,082        589,547       (28,707)
Net loss for the period (unaudited)......      --           --           --           --            (685,324)      --
Common Stock issued on the exercise of
 options (unaudited).....................     151,500       373,213      --           --             --            --
Preferred Stock dividend (unaudited).....      --           --           --           --             (10,676)      --
Foreign currency translation
 (unaudited).............................      --           --           --           --             --             (5,137)
                                           ----------  ------------  ----------  ------------  --------------  -----------
BALANCE, March 31, 1996 (unaudited)......   6,030,633  $  7,489,635   1,281,123  $    854,082   $   (106,453)  $   (33,844)
                                           ----------  ------------  ----------  ------------  --------------  -----------
                                           ----------  ------------  ----------  ------------  --------------  -----------

                See notes to consolidated financial statements.

                               LABOR READY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

            FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND
               FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996

                                                                                                         THREE MONTHS ENDED
                                                                   YEAR ENDED DECEMBER 31,                   MARCH 31,
                                                           ----------------------------------------  --------------------------
                                                               1993          1994          1995         1995          1996
                                                           ------------  ------------  ------------  -----------  -------------
                                                                                                            (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss):.....................................      $269,008      $851,805    $2,061,807    $(353,776)     $(685,324)
Adjustments to reconcile net income to net cash used in
 operating activities:
    Depreciation and amortization........................        65,135       178,416       522,436       80,424        204,329
    Common stock issued for services.....................         2,850         5,000       --           --            --
    Provision for doubtful accounts......................       119,049       341,799     1,084,526      258,541      1,020,544
    Forgiveness of debt, extraordinary...................       (72,456)      --            --           --            --
    Deferred income taxes................................        47,044      (260,000)     (502,451)    (100,000)        74,407
Changes in assets and liabilities:
  Accounts receivable....................................    (1,045,788)   (3,597,793)   (8,104,502)    (869,908)      (473,781)
  Workers' compensation deposits and credits.............      (177,239)   (1,265,962)   (1,871,348)    (311,374)      (983,095)
  Prepaid expenses and other.............................       (44,224)     (234,221)     (324,697)    (281,264)      (273,771)
  Accounts payable.......................................        46,353       239,186       753,442      705,236        195,294
  Accrued wages and benefits.............................       188,021       535,281       774,339      511,908       (130,042)
  Accrued workers' compensation claims...................       173,038       458,938     1,234,469      231,182        108,431
  Income taxes payable...................................       (20,717)      497,000       664,000     (332,248)    (1,161,000)
                                                           ------------  ------------  ------------  -----------  -------------
Net cash used in operating activities....................      (449,926)   (2,250,551)   (3,707,979)    (461,279)    (2,103,998)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures...................................      (176,383)     (549,959)   (2,471,001)    (396,744)      (852,170)
  Intangible assets acquired.............................       --            (43,501)      --           --            --
                                                           ------------  ------------  ------------  -----------  -------------
Net cash used in investing activities....................      (176,383)     (593,460)   (2,471,001)    (396,744)      (852,170)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings on note payable.........................       163,771     2,177,409    (1,569,374)    (140,015)      (163,048)
  Checks issued against future deposits..................                     --            514,842      --             371,991
  Proceeds from issuance of common stock.................        11,250     1,130,223        69,998      --            --
  Proceeds from warrants exercised.......................       --            --          1,781,100      514,295       --
  Proceeds from options exercised........................       --            --             45,000      --             373,213
  Debt issue costs.......................................       --            --           (816,769)     --            --
  Proceeds from stock subscriptions......................        13,675        79,325       --           --            --
  Proceeds from issuance of convertible debentures.......       356,200       --            --           --            --
  Borrowings on long-term debt...........................        10,000        74,000    11,529,951      --            --
  Payments on long-term debt.............................      (103,075)     (189,221)     (552,074)     (20,532)        (9,509)
  Dividends..............................................       --            (50,154)      (42,704)     (10,676)       (10,676)
                                                           ------------  ------------  ------------  -----------  -------------
  Net cash provided by financing activities..............       451,821     3,221,582    10,959,970      343,072        561,971
  Effect of exchange rates...............................       --             (2,853)      (25,854)     (11,669)        (5,137)
                                                           ------------  ------------  ------------  -----------  -------------
  Net increase (decrease) in cash and cash equivalents...      (174,488)      374,718     4,755,136     (526,620)    (2,399,334)
Cash and cash equivalents, beginning of period...........       403,747       229,259       603,977      603,977      5,359,113
                                                           ------------  ------------  ------------  -----------  -------------
Cash and cash equivalents, end of period.................  $    229,259  $    603,977  $  5,359,113  $    77,357  $   2,959,779
                                                           ------------  ------------  ------------  -----------  -------------
                                                           ------------  ------------  ------------  -----------  -------------

                See notes to consolidated financial statements.

                               LABOR READY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

            FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND
               FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996

                                                                                                   THREE MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,                 MARCH 31,
                                                       ---------------------------------------  ------------------------
                                                          1993         1994          1995          1995         1996
                                                       -----------  -----------  -------------  -----------  -----------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Interest paid......................................  $   344,302  $   513,497  $   1,302,929  $   151,653  $   506,436
  Income taxes paid..................................  $    46,552  $    99,000  $     990,164  $   250,000  $   983,315
NON-CASH INVESTING AND FINANCING ACTIVITIES:
  Issuance of common stock for subscriptions, assets
   and debt..........................................  $   278,233  $   --       $    --        $   --       $   --
  Issuance of common stock for conversion of
   promissory notes..................................      --           --       $     307,364  $    40,000  $   --
  Contribution of common stock to employer 401(k)
   plan..............................................      --           --       $       7,679  $   --       $   --
  Assets acquired in exchange for note...............  $    35,000      --            --            --           --
  Debt forgiven......................................  $     2,456      --            --            --           --
  Cancellation of preferred stock....................      --       $   149,006       --            --           --
  Issuance of common stock for conversion of
   convertible debentures............................  $    10,000  $   271,200  $      75,000      --           --
  Refinance of note payable, net.....................      --       $     2,000       --            --           --

                See notes to consolidated financial statements.

                               LABOR READY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND
                   FOR THE THREE MONTHS ENDED MARCH 31, 1996

                       INFORMATION AT MARCH 31, 1996 AND
             FOR THE THREE MONTHS ENDED MARCH 31, 1996 IS UNAUDITED

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    A. BASIS OF PRESENTATION

    The consolidated financial statements include the accounts of Labor Ready, Inc. and its wholly-owned subsidiary Labour Ready Temporary Services Limited (collectively referred to as "the Company"). The Company's principal business activity involves providing temporary help services to construction and small manufacturing companies in the United States and Canada. The Company was incorporated under the laws of the State of Washington on March 19, 1985.

    All   intercompany  balances  and  transactions   have  been  eliminated  in
consolidation.

    B. INTERIM FINANCIAL INFORMATION
    The consolidated financial statements at March 31, 1995 and 1996 and for the three months ended March 31, 1995 and 1996 are unaudited, but include all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of the financial position at such dates and the operating results and cash flows for those periods. Results for interim periods are not necessarily indicative of results to be expected for the entire year.

    C. REVENUE RECOGNITION
    Revenues from services and the related cost of services are recorded in the period in which the services are performed. Franchise activity and fees are minimal.

    D. CASH AND CASH EQUIVALENTS
    The Company considers all highly liquid instruments purchased with a remaining maturity of three months or less to be cash equivalents.

    E. PROPERTY AND EQUIPMENT
    Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets.

    F. INTANGIBLE ASSETS
    The intangible assets primarily consist of deferred financing costs, customer lists, and non-compete agreements. Deferred financing costs resulted from the issuance of subordinated debt, and are being amortized over the life of the subordinated debt. Amortization of the other intangible assets is computed using the straight line method over periods not exceeding ten years. Management evaluates, on an ongoing basis, the carrying value of the intangible assets and makes a specific provision against the asset when an impairment is identified.

    G. INCOME TAXES
    The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Deferred income taxes are provided for temporary differences between the financial reporting and tax basis of assets and liabilities. Deferred taxes are measured using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. Tax credits are accounted for as a reduction of income taxes in the year in which the credit originates.

    H. EARNINGS PER SHARE
    The primary earnings per common share was computed by dividing the net income less preferred stock dividends by the weighted average number of shares of common stock and common stock equivalents outstanding for all periods presented. Fully diluted earnings per share does not differ materially from primary earnings per share. In 1995, the Company declared a three-for-two Common Stock split, which has been retroactively applied for 1993 and 1994, in the determination of the weighted average number of shares of Common Stock and Common Stock equivalents outstanding.

                               LABOR READY, INC.

            FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND
                   FOR THE THREE MONTHS ENDED MARCH 31, 1996

                       INFORMATION AT MARCH 31, 1996 AND
             FOR THE THREE MONTHS ENDED MARCH 31, 1996 IS UNAUDITED

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    I. FOREIGN CURRENCY TRANSLATION
    Assets and liabilities of Labour Ready Temporary Services Limited are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the weighted average rates of exchange prevailing during the year. The related translation adjustments are reflected in the accumulated translation adjustment section of the stockholders' equity.

    J. WORKERS' COMPENSATION
    The Company established provisions for future claim liabilities based on estimates of the future cost of claims and claim losses (including future claim adjustment expenses) that have been reported but not settled, and of losses that have been incurred but not reported. Adjustments to the claims reserve are charged or credited to expense in the periods in which they are made.

    K. MANAGEMENT'S ESTIMATES
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    L. ADVERTISING COSTS
    The Company adopted Statement of Position 93-7, "Reporting on Advertising Costs" in 1995. This statement was issued by the American Institute of Certified Public Accountants and requires the costs of advertising to be expensed as incurred or the first time that the advertising takes place. The adoption of this standard did not have a significant effect on the financial statements of the Company.

    M. STOCK-BASED COMPENSATION
    In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which requires that companies measure the cost of stock-based employee compensation at the grant date based on the value of the award and recognize this cost over the service period. The value of the stock based award is determined using the intrinsic value method whereby compensation cost is the excess of the quoted market prices of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. SFAS No. 123 is effective for financial statements issued for fiscal years beginning after December 15, 1995, and is not expected to have a significant impact on the Company's financial statements.

    N. ACCOUNTING FOR LONG-LIVED ASSETS

    In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This statement requires that long-lived assets and certain intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use should be based on the fair value of the asset. SFAS No. 121 is effective for financial statements for fiscal years beginning after December 15, 1995, and is not expected to have a significant impact on the Company's financial statements.

    O. RECLASSIFICATION

    Certain items in the 1994 and 1993 consolidated financial statements have been reclassified to conform to the classifications used in 1995.

                               LABOR READY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

           For the Years Ended December 31, 1993, 1994, and 1995 and
                   For the Three Months Ended March 31, 1996

                       Information at March 31, 1996 and
             For the Three Months Ended March 31, 1996 is Unaudited

2.  WORKERS' COMPENSATION CREDITS RECEIVABLE
    As required by the laws of the various states in which Labor Ready does business, the Company provides workers' compensation insurance to its temporary workers and office staff. Each state has specific workers' compensation programs and requirements regarding the deposit of funds for the payment of workers' compensation claims and related claim settlement and administrative expenses. In Washington, Nevada and Ohio (the "Monopolistic States"), the Company is required to make payments at rates established by each state based on the job classification of the insured workers and previous claims experience of the Company. These payments are made directly to a workers' compensation administrator employed by the State, who in turn disburses funds for the settlement of claims and related expenses. Amounts paid to these state administered programs which are not disbursed for claims and related claim settlement and administrative expenses are returned to the Company. At December 31, 1994 and 1995, the Company recorded workers' compensation deposits and credits receivables from the Monopolistic States of $312,626 and $967,644.

    Workers' compensation claims in the remaining states (the "Non-Monopolistic States") are managed by a third party administrator engaged by the Company. These Non-Monopolistic States allow a fronting insurance company licensed to do business in those states to guarantee Labor Ready's ability to pay these claims and related expenses as they occur, and allow the claims to be managed by the Company or selected claims administrators. For Non-Monopolistic State workers' compensation, the Company purchased "stop loss" insurance coverage for most individual claims in excess of $250,000 and for 1995 aggregate losses in excess of $5.4 million.

    In 1995, the Company deposited $4.6 million with a foreign off-shore company for the payment of workers' compensation claims and related expenses on claims originating in the Non-Monopolistic States. At December 31, 1995, $2.3 million remained on deposit for the payment of future claims and is recorded as workers' compensation deposits and credits. Estimated incurred losses and related settlement and administrative expenses to be paid from those deposits of $1,063,000 are recorded as current workers' compensation claims payable at
December  31,  1995. Through  March  31, 1996,  an  additional $1.5  million was deposited with the foreign insurance company and at March 31, 1996, approximately $3.3 million remained on deposit for the payment of future claims and claims settlement expenses which were estimated by the Company at $1.3 million.

    In 1994, the workers' compensation claims for Non-Monopolistic States were managed by a domestic third party administrator and insured by the various states in which the Company employed workers. Workers' compensation expense of $3,126,601 and $5,907,771 was recorded as a component of cost of services in 1994 and 1995.

3.  NOTE PAYABLE
    The Company pledged its accounts receivable to a private financing company for an accounts receivable revolving credit line. On October 31, 1995, the Company renegotiated its loan agreement which changed the nature of the borrowings to an asset based loan limited to the lesser of 80% of eligible receivables (as defined in the credit agreement) or $5,000,000. Borrowings under the line, which expired on April 30, 1996, were secured by the Company's accounts receivable. Interest on borrowings was charged at prime plus two percent plus a facility fee of one percent per annum and an administrative fee equal to one-fifth of one percent per month. The agreement required compliance with certain financial covenants principally relating to working capital, debt to equity, and dividend payment restrictions. As of December 31, 1995, the Company was in compliance with the covenants except for the dividend payment restrictions, for which a waiver was obtained.

                               LABOR READY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

           FOR THE YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995 AND
                   FOR THE THREE MONTHS ENDED MARCH 31, 1996

                       INFORMATION AT MARCH 31, 1996 AND
             FOR THE THREE MONTHS ENDED MARCH 31, 1996 IS UNAUDITED

3.  NOTE PAYABLE (CONTINUED)
    On February 15, 1996, the Company entered into an agreement with US Bank to provide the Company with a $10,000,000 revolving line of credit that carries an interest rate of prime plus 1/4% (8.5% at March 31, 1996), and a maturity date of September 30, 1996. At the option of the Company, the interest rate can be fixed at the rate in effect as of the date this option is exercised. This agreement replaced the Company's former line of credit which was repaid in February 1996. The line of credit is collateralized by all the Company's accounts, chattel paper, contract rights and general intangibles.

    Short-term borrowing activity was as follows:

                                                                                    DECEMBER 31,
                                                                              ------------------------
                                                                                 1994         1995
                                                                              -----------  -----------
Balance outstanding at year-end.............................................  $ 3,160,580  $ 1,591,206
Stated interest rate at year-end, including applicable fees.................        11.25%       11.95%
Maximum amount outstanding at any month end.................................  $ 4,483,762  $ 7,731,789
Average amount outstanding..................................................  $ 2,898,549  $ 5,907,364
Weighted average interest rate during the year, including applicable fees...        15.27%       16.49%

    The average amount outstanding and the weighted average interest rate during the year were computed based upon the average daily balances and rates.

4.  LONG-TERM DEBT
    Long-term debt consisted of the following at December 31, 1994 and 1995:

                                                                                       DECEMBER 31,
                                                                                   --------------------
                                                                                     1994       1995
                                                                                   ---------  ---------
Mortgage note payable -- secured by a building in Tacoma, Washington, payable at
 $4,721 per month through May 2005, including interest at 9.71%..................  $  --      $ 523,124
Mortgage note payable -- secured by a building in Tacoma, Washington, payable at
 $1,736 per month through January 2015, including interest at 8.5%...............     --        196,707
Mortgage note payable -- secured by a building in Tacoma, Washington, payable at
 $1,637 per month through February 2004, including interest at 8%................    122,589    112,366
Mortgage note payable -- secured by a building in Kansas City, Missouri, payable
 at $988 per month through June 2005 including interest at 10.5%.................     --         70,757
Mortgage note payable -- secured by a building in Kent, Washington, payable at
 $1,142 per month through January 2000, including interest at 9%.................     55,000     46,671
Mortgage note payable -- secured by a building in Kansas City, Missouri, payable
 at $601 per month through March 2004, including interest at 8%..................     46,999     43,429
Other notes payable..............................................................     97,953     --
                                                                                   ---------  ---------
Long-term debt...................................................................    322,541    993,054
Less current maturities..........................................................     78,291     39,117
                                                                                   ---------  ---------
Long-term debt, less current maturities..........................................  $ 244,250  $ 953,937
                                                                                   ---------  ---------
                                                                                   ---------  ---------

                               LABOR READY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

           FOR THE YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995 AND
                   FOR THE THREE MONTHS ENDED MARCH 31, 1996

                       INFORMATION AT MARCH 31, 1996 AND
             FOR THE THREE MONTHS ENDED MARCH 31, 1996 IS UNAUDITED

4.  LONG-TERM DEBT (CONTINUED)
    Scheduled long-term debt maturities at December 31, 1995 are as follows:

YEAR ENDING DECEMBER 31,                                                     AMOUNT
- --------------------------------------------------------------------------  ---------
1996......................................................................  $  39,117
1997......................................................................     45,360
1998......................................................................     47,690
1999......................................................................     52,097
2000......................................................................     43,881
Thereafter................................................................    764,909
                                                                            ---------
      Total...............................................................  $ 993,054
                                                                            ---------
                                                                            ---------

5.  SUBORDINATED DEBT
    On October 31, 1995, the Company issued subordinated debt with detachable stock warrants in exchange for $10,000,000. The debt, which is secured by substantially all assets of the Company including a key man life insurance policy, bears interest at 13% and is to be repaid in 17 quarterly installments of $588,235 commencing in October 1998. The Company recorded a debt discount and allocated $1,259,377 of the proceeds to the value of the detachable stock warrants (see note 9). In connection with arranging the debt agreement, the Company incurred costs of approximately $800,000 which is included in other assets and is being amortized over the life of the debt. The debt agreement contains various financial covenants, primarily related to minimum net worth, capital additions and cash flow requirements, with which the Company was in compliance at December 31, 1995 and March 31, 1996.

    Scheduled maturities of the subordinated debentures at December 31, 1995 are as follows:

YEAR ENDING DECEMBER 31,                                                    AMOUNT
- -----------------------------------------------------------------------  ------------
1996...................................................................  $          0
1997...................................................................             0
1998...................................................................       588,235
1999...................................................................     2,352,940
2000...................................................................     2,352,940
Thereafter.............................................................     4,705,885
                                                                         ------------
      Total............................................................    10,000,000
Less unamortized discount..............................................     1,259,377
                                                                         ------------
Subordinated debt, net of discount.....................................  $  8,740,623
                                                                         ------------
                                                                         ------------

6.  RELATED PARTY DEBT
    In 1995, officers of the Company provided cash to the Company in exchange for short term notes payable. These notes payable aggregated $424,687 and carried an interest rate of 12%. These notes payable were paid in full during 1995.

    In January 1993, officers of the Company used $143,908 of the related long-term debt due related parties outstanding at December 31, 1992 to exercise Common Stock options. The officers forgave $72,456 of this debt which is reflected as an extraordinary item in 1993.

                               LABOR READY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

           FOR THE YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995 AND
                   FOR THE THREE MONTHS ENDED MARCH 31, 1996

                       INFORMATION AT MARCH 31, 1996 AND
             FOR THE THREE MONTHS ENDED MARCH 31, 1996 IS UNAUDITED

7.  CONVERTIBLE DEBENTURES
    In 1993, the Company sold $356,200 of convertible debentures. The debentures were convertible into Common Stock at a price of $.76 per share through June 30, 1994 with the conversion price increasing $.09 on June 30 of each subsequent year through 1998. In 1994, $271,200 of the debentures was converted into 356,843 shares at $.76 per share. In 1995, the remaining $75,000 of convertible debentures was converted into 87,893 shares of Common Stock at $.85 per share.

8.  PREFERRED STOCK
    The Company has authorized 5,000,000 shares of blank check Preferred Stock.

    The Preferred Stock is issuable in one or more series, each with such designations, preferences, rights, qualifications, limitations and restrictions as the Board of Directors of the Company may determine and set forth in supplemental resolutions at the time of issuance, without further shareholder action.

    The initial series of Preferred Stock of the corporation authorized by the Board of Directors in accordance with the Articles of Incorporation, was designated as Series A Preferred Stock. At December 31, 1994 and 1995, the Company had 1,281,123 outstanding shares of the Series A Preferred Stock with the following terms:

    Par value $0.667, with each share of Series A Preferred Stock entitled to one vote in all matters submitted to a vote of the shareholders of the Company. The Series A Preferred stock will vote on par with the Common Shares as a single class unless the action being considered involves a change in the rights of the Series A Preferred Stock. The Series A Preferred Stock bears a cumulative annual dividend rate of five percent accrued on December 31 of each year, is redeemable at par value plus accumulated dividends at the option of the Company at any time after December 31, 1994, and contains an involuntary preferential liquidation distribution equivalent to the par value plus all accumulated dividends remaining unpaid.

    In February 1996, the Board of Directors authorized a three-for-two Preferred Stock split. This Preferred Stock split was effected in the form of three shares of Preferred Stock issued for every two shares of Preferred Stock outstanding as of the date of declaration. All applicable share and per share data have been adjusted for the stock split.

    During 1994, 223,509 shares of Preferred Stock outstanding were canceled as a result of settlement of litigation. There is no established market for the Company's Preferred Stock and management estimated the value of these canceled shares to be insignificant.

    A Preferred Stock dividend in the amount of $42,704 was accrued December 31, 1994 and 1995, and paid in January 1995 and 1996. At March 31, 1996, the accrued Preferred Stock dividend was $10,676.

9.  COMMON STOCK
    In 1995, the Board of Directors granted options to purchase 54,900 shares of the Company's Common Stock at a price equal to 85% of the Common Stock's bid price at the date of grant ($5.45 to $13.60 per share) and in February 1996, the Board of Directors granted additional options to purchase 50,000 shares of Common Stock under the same terms previously described. These options are 20% vested on the date of grant and the remainder will vest evenly over a four year period beginning one year from the date of grant and generally expire five years from the date of grant.

                               LABOR READY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

           FOR THE YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995 AND
                   FOR THE THREE MONTHS ENDED MARCH 31, 1996

                       INFORMATION AT MARCH 31, 1996 AND
             FOR THE THREE MONTHS ENDED MARCH 31, 1996 IS UNAUDITED

9.  COMMON STOCK (CONTINUED)
    In November 1995, the Board of Directors declared a three-for-two Common Stock split. This Common Stock split was effected in the form of three shares of Common Stock issued for every two shares of Common Stock outstanding, as of the date of declaration. All applicable share and per share data have been adjusted for the stock split.

    In 1994, the Board of Directors granted options to purchase 226,500 shares of the Company's Common Stock. Of these options, 46,500 are exercisable at 85% of the Common Stock's bid price at the date of grant ($2.27 to $4.82 per share). The options will vest evenly over a four year period beginning one year from the date of grant and generally expire five years from the date of grant. The remaining 180,000 of stock options outstanding at December 31, 1994 are exercisable at prices at or above the Common Stock's market price at the date of grant ($1.83 to $5.00 per share). These options were fully vested upon grant and expire two years from the date of grant.

    On September 30, 1994 and October 31, 1994, the Company issued 287,700 and 424,740 shares of Common Stock, respectively, for $1.67 per share in a private placement. Each share of Common Stock issued included a detachable warrant for one share of Common Stock. All of these warrants were exercised in March 1995 at a price of $2.50 per share.

    In connection with the issuance of $10,000,000 of subordinated debt in 1995 (see Note 5), the Company issued warrants to purchase 742,368 shares of Common Stock at an exercise price of $11.67 per share. The warrants expire in October 2002.

10. INCOME TAXES
    Temporary   differences  which  gave   rise  to  the   deferred  tax  assets
(liabilities) consisted of the following at December 31, 1994 and 1995:

                                                                                      DECEMBER 31,
                                                                                ------------------------
                                                                                   1994         1995
                                                                                -----------  -----------
Allowance for doubtful accounts...............................................  $   143,635  $   323,990
Prepaid expenses..............................................................     (114,277)    (161,385)
Workers' compensation credits receivable......................................     (125,050)    (360,931)
Workers' compensation claims..................................................      153,475      721,895
Net operating loss carryforwards..............................................      146,653      126,985
Vacation accrual..............................................................      --            20,515
Foreign net operating loss carryforwards......................................      --            75,166
Other, net....................................................................        8,520      (30,828)
                                                                                -----------  -----------
Total deferred tax assets, net................................................      212,956      715,407
Less non-current deferred tax assets, net.....................................       94,366       16,477
                                                                                -----------  -----------
Current deferred tax assets, net..............................................  $   118,590  $   698,930
                                                                                -----------  -----------
                                                                                -----------  -----------

    The Company has assessed its past earnings history and trends, budgeted sales, expiration dates of loss carryforwards, and its ability to implement tax planning strategies which are designed to accelerate or increase taxable income. Based on the results of this analysis, no valuation allowance has been established as management believes that it is more likely than not that the deferred tax asset will be realized.

                               LABOR READY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

           FOR THE YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995 AND
                   FOR THE THREE MONTHS ENDED MARCH 31, 1996

                       INFORMATION AT MARCH 31, 1996 AND
             FOR THE THREE MONTHS ENDED MARCH 31, 1996 IS UNAUDITED

10. INCOME TAXES (CONTINUED)
    As of December 31, 1995, the Company has net operating loss carryforwards totaling $340,444, limited to use of $26,188 per year, the majority of which expire in 2006.

    The provision (benefit) for income taxes consists of:

                                                                                          DECEMBER 31,
                                                                              ------------------------------------
                                                                                1993        1994          1995
                                                                              ---------  -----------  ------------
Current:
  Federal...................................................................  $  --      $   506,919  $  1,419,728
  State.....................................................................      9,366       89,081       234,436
                                                                              ---------  -----------  ------------
Total current...............................................................      9,366      596,000     1,654,164
                                                                              ---------  -----------  ------------
Deferred:
  Federal...................................................................     47,044     (221,074)     (482,051)
  State.....................................................................     --          (38,926)      (20,400)
                                                                              ---------  -----------  ------------
Total deferred..............................................................     47,044     (260,000)     (502,451)
                                                                              ---------  -----------  ------------
Total taxes on income.......................................................  $  56,410  $   336,000  $  1,151,713
                                                                              ---------  -----------  ------------
                                                                              ---------  -----------  ------------

    A reconciliation between taxes computed at the United States federal statutory tax rate, and the consolidated effective tax rate is as follows:

                                                                                       DECEMBER 31,
                                                          ----------------------------------------------------------------------
                                                                                                                  1995
                                                                  1993                    1994           -----------------------
                                                          ---------------------  ----------------------                    %
                                                            AMOUNT        %        AMOUNT         %         AMOUNT        --
                                                          ----------     ---     -----------     ---     ------------
Income tax expense based on statutory rate..............  $  110,642         34  $   403,853         34  $  1,092,597         34
Increase (decrease) resulting from:
  State income taxes, net of federal benefit............                              71,268          6       106,046          3
  Change in valuation allowance.........................                            (157,128)       (13)      --
Utilization of net operating losses not previously
 benefited..............................................     (58,794)       (18)     --                       (46,930)        (1)
Other, net..............................................       4,562          1       18,007          1       --
                                                                             --                      --                       --
                                                          ----------             -----------             ------------
Total taxes on income...................................  $   56,410         17  $   336,000         28  $  1,151,713         36
                                                                             --                      --                       --
                                                                             --                      --                       --
                                                          ----------             -----------             ------------
                                                          ----------             -----------             ------------

11. COMMITMENTS AND CONTINGENCIES
    The Company rents certain properties for temporary labor dispatch operations. The leases generally provide for termination on 30 days notice and upon payment of three months rent. Certain of these leases have 1 year minimum terms and require additional payments for taxes, insurance, maintenance and renewal options. Lease commitments for 1996 at December 31, 1995 total $358,000. Lease expenses for the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1995 (unaudited) and 1996 totaled $162,000, $380,000, $1,113,000, $198,000, and $396,000, respectively.

    The Company is, from time to time, involved in various lawsuits arising in the ordinary course of business which will not, in the opinion of management, have a material effect on the Company's results of operations.

                               LABOR READY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

           FOR THE YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995 AND
                   FOR THE THREE MONTHS ENDED MARCH 31, 1996

                       INFORMATION AT MARCH 31, 1996 AND
             FOR THE THREE MONTHS ENDED MARCH 31, 1996 IS UNAUDITED

11. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    The Board of Directors entered into an executive employment agreement with a key officer of the Company. The agreement is for a period of time commencing on October 31, 1995, and ending December 31, 1998, and which contains certain restrictions on the covered employee. Officer compensation under this agreement has been set by the Board at $375,000 per year and shall be increased annually on the first of each calendar year to 110% of the preceding years' salary.

12. RETIREMENT PLAN
    Effective October 1, 1994, the Company established a 401(k) savings plan for qualifying employees. Employee contributions to the 401(k) plan are matched by the Company $0.25 for every $1 up to the legal maximum eligible employee's gross earnings. Employees are eligible the calendar quarter following the completion of one year of service and are fully vested in the 401(k) plan after five years of service. The amount charged to expense under the 401(k) plan totaled $7,800 and $48,150 for the years ended December 31, 1994 and 1995.

13. VALUATION AND QUALIFYING ACCOUNTS
    Allowance for doubtful accounts activity was as follows:

                                                                                     DECEMBER 31,
                                                                               -------------------------
                                                                                  1994          1995
                                                                               -----------  ------------
Balance at beginning of year.................................................  $   149,361  $    365,927
Charged to expense...........................................................      341,799     1,084,526
Write-offs, net of recoveries................................................     (125,233)     (581,846)
                                                                               -----------  ------------
Balance at end of year.......................................................  $   365,927  $    868,607
                                                                               -----------  ------------
                                                                               -----------  ------------

14. FAIR VALUE OF FINANCIAL INSTRUMENTS
    The carrying amounts and fair values of the Company's financial instruments were as follows:

                                                                                DECEMBER 31,
                                                           ------------------------------------------------------
                                                                      1994                        1995
                                                           --------------------------  --------------------------
                                                             CARRYING                    CARRYING
                                                              AMOUNT      FAIR VALUE      AMOUNT      FAIR VALUE
                                                           ------------  ------------  ------------  ------------
Cash and cash equivalents................................  $    603,977  $    603,977  $  5,359,113  $  5,359,113
Short-term borrowings....................................     3,160,580     3,160,580     1,591,206     1,591,206
Long-term debt...........................................       322,541       304,248       993,054     1,012,248
Subordinated debt........................................       --            --          8,740,623     8,709,000
Warrants.................................................       --            --            --          1,290,000

    The following methods and assumptions were used by the Company in estimating fair values for financial instruments:

    Cash and cash equivalents: The carrying amount reported in the balance sheets for cash and cash equivalents approximates fair value.

    Short-term borrowings: The carrying amounts of the short-term borrowings approximates fair value due to the short-term maturity of the debt.

                               LABOR READY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

           FOR THE YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995 AND
                   FOR THE THREE MONTHS ENDED MARCH 31, 1996

                       INFORMATION AT MARCH 31, 1996 AND
             FOR THE THREE MONTHS ENDED MARCH 31, 1996 IS UNAUDITED

14. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
    Long-term debt: The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturities.

    Subordinated debt: The fair value of the subordinated debt, representing the amount at which the debt could be exchanged on the open market, are determined based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.

    Warrants: The fair value of the warrants is based on the difference between the face value of the related debt and the present value of the future stream of debt payments.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Prospectus Summary.............................           3
Risk Factors...................................           6
Use of Proceeds................................          11
Price Range of Common Stock and Dividend
 Policy........................................          11
Capitalization.................................          12
Selected Consolidated Financial Information....          13
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................          14
Business.......................................          21
Management.....................................          30
Principal Shareholders.........................          32
Certain Transactions...........................          33
Description of Capital Stock...................          34
Underwriting...................................          36
Legal Matters..................................          36
Experts........................................          37
Available Information..........................          37
Incorporation of Certain Documents By
 Reference.....................................          37
Index to Consolidated Financial Statements.....         F-1

                                1,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                              VAN KASPER & COMPANY

                                 JUNE   , 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The   following  table  sets  forth  the  costs  and  expenses,  other  than underwriting discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered (all amounts are estimated except the SEC Registration Fee, the Nasdaq Listing Fee and the NASD Filing Fee):


SEC Registration Fee..........................................  $  13,146
Nasdaq Listing Fee............................................     38,000
NASD Filing Fee...............................................      4,198
Blue Sky Qualification Fees and Expenses (including Legal
 Fees)........................................................     25,000*
Transfer Agent and Registrar Fees.............................      5,000*
Legal Fees and Expenses.......................................    300,000*
Printing Expenses.............................................    100,000*
Auditors' Fees and Expenses...................................     75,000*
Miscellaneous Expenses........................................      3,656*
                                                                ----------
      TOTAL...................................................  $ 564,000
                                                                ----------
                                                                ----------


- ------------------------

*Estimated


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 23B.08.510 of the Revised Code of Washington authorizes Washington corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director. The Company's Articles of Incorporation and Bylaws require indemnification of the Company's officers and directors to the fullest extent permitted by Washington law. The Company also maintains directors' and officers' liability insurance.

    The Company's Bylaws and Articles of Incorporation provide that the Company shall, to the fullest extent permitted by the Washington Business Corporation Act, as amended from time to time, indemnify all directors and officers of the Company. In addition, the Company's Bylaws contain a provision eliminating the personal liability of directors to the Company or its shareholders for monetary damages arising out of a breach of fiduciary duty. Under Washington law, this provision eliminates the liability of a director for breach of fiduciary duty but does not eliminate the personal liability of any director for (i) acts or omissions of a director finally adjudged to be intentional misconduct or a knowing violation of law, (ii) conduct finally adjudicated to be in violation of
Section 23B.08.310 of the Washington Business Corporation Act (which section relates to unlawful distributions) or (iii) any transaction with respect to which it is finally adjudged that a director personally received a benefit in money, property or services to which the director was not legally entitled.

ITEM 16. EXHIBITS.


EXHIBIT
  NO.                             DESCRIPTION
- ------------------------------------------------------------------------
  1.1* Form of Underwriting Agreement
  5.1* Opinion of Preston Gates & Ellis
 23.1  Consent of BDO Seidman, LLP
 23.2* Consent of Preston Gates & Ellis (contained in Exhibit 5.1)
 24.1* Power of Attorney (see signature page)
 27.1* Financial Data Schedule


* Filed previously with the Company's Registration Statement No. 333-3183.

ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreements certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or Otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the adjudication of such issue.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        (3) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        (4) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly authorized and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Tacoma, State of Washington on this 12th day of June, 1996.


                                          LABOR READY, INC.

                                          By         /s/ GLENN A. WELSTAD
                                          --------------------------------------
                                                          Glenn A. Welstad
                                                    CHAIRMAN AND CHIEF EXECUTIVE
                                          OFFICER


PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO REGISTRATION STATEMENT HAS BEEN SIGNED BELOW ON JUNE 12, 1996 BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED.



                      SIGNATURE                                                   TITLE
- ------------------------------------------------------  ---------------------------------------------------------

                      /s/ GLENN A. WELSTAD              Chairman, Chief Executive Officer and Director (Principal
     -------------------------------------------         Executive Officer)
                   Glenn A. Welstad

                      /s/ RALPH E. PETERSON             Chief Financial Officer and Director (Principal Financial
     -------------------------------------------         and Accounting Officer)
                  Ralph E. Peterson

                     /s/ ROBERT J. SULLIVAN
     -------------------------------------------        Director
                  Robert J. Sullivan

                    /s/ THOMAS E. MCCHESNEY
     -------------------------------------------        Director
                 Thomas E. McChesney

                       /s/ RONALD L. JUNCK
     -------------------------------------------        Secretary and Director
                   Ronald L. Junck

                                 EXHIBIT INDEX


 EXHIBIT
   NO.      DESCRIPTION
- ----------  --------------------------------------------------------------------------------------------------------
      1.1*  Form of Underwriting Agreement
      5.1*  Opinion of Preston Gates & Ellis
     23.1   Consent of BDO Seidman, LLP
     23.2*  Consent of Preston Gates & Ellis (contained in Exhibit 5.1)
     24.1*  Power of Attorney (see signature page)
     27.1*  Financial Data Schedule


- ------------------------
* Filed previously with the Company's Registration Statement No. 333-3183.